EXHIBIT 2.5

[*] Confidential treatment has been requested for the information indicated pursuant to Rule 406 of the Securities Act of 1933, as amended. The copy on file as an exhibit omits the information subject to the confidentiality request. Such omitted information has been filed separately with the Commission.

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

between

KNOLOGY BROADBAND OF CALIFORNIA, INC.

and

ORANGE BROADBAND, INC.

May 19, 2004

i

5.23	Condition and Suitability of Assets	33
5.24	Disclaimer	33
5.25	Intercompany Transactions	34

ARTICLE VI Representations and Warranties of Buyer		34
6.1	Organization, Standing and Power	34
6.2	Authority	34
6.3	No Breach or Conflict	34
6.4	Third-Party Consents	35
6.5	Claims, Litigation and Disputes	35
6.6	Financing	35
6.7	Brokerage Fees	35
6.8	Qualification	35
6.9	Buyer’s Investigation	35

ARTICLE VII Covenants of Seller		36
7.1	Access	36
7.2	Conduct of Business Pending Closing	36
7.3	Further Assurances	38
7.4	Confidentiality	38
7.5	Risk of Loss	38
7.6	Third-Party Consents	40
7.7	Interim Financial Statements; Other Reports	41
7.8	Payroll Taxes	41
7.9	Accounts Receivable	41
7.10	Tax Certificate	41
7.11	Exclusivity	41

ARTICLE VIII Covenants of Buyer		42
8.1	Third-Party Consents	42
8.2	Discharge of Assumed Liabilities	43
8.3	Confidentiality	43
8.4	Bonds, Letters of Credit, Etc.	43
8.5	Further Assurances	43
8.6	Intellectual Property	44
8.7	Vehicles	44
8.8	Payroll Taxes	44
8.9	Buyer’s Financing	44

ARTICLE IX Conditions to Seller’s Obligations		45
9.1	Buyer’s Representations and Warranties	45
9.2	Buyer’s Covenants	45
9.3	Consents	45
9.4	Buyer’s Deliveries	45
9.5	No Proceedings	45

ARTICLE X Conditions to Buyer’s Obligations		46
10.1	Seller’s Representations and Warranties	46
10.2	Seller’s Covenants	46
10.3	Consents	46
10.4	Seller’s Deliveries	46
10.5	No Proceedings	46
10.6	Statutes, Proceedings, Etc.	46
10.7	FIRPTA Affidavit	46
10.8	Opinions	46
10.9	Manhole Access and Parking Lot Lease	46

ARTICLE XI Closing and Termination		47
11.1	Closing	47
11.2	Termination	48
11.3	Effect of Termination	48

ARTICLE XII Seller’s Deliveries at Closing		49
12.1	Bring-Down Certificate	49
12.2	Secretary’s Certificate	49
12.3	Ancillary Agreements	49
12.4	Seller Non-Compete Agreement	49

ARTICLE XIII Buyer’s Deliveries at Closing		49
13.1	Cash Payment	49
13.2	Bring-Down Certificate	49
13.3	Secretary’s Certificate	49
13.4	Buyer Ancillary Agreements	50
13.5	Seller Non-Compete Agreement	50

ARTICLE XIV Tax Matters		50
14.1	Filing of Returns	50
14.2	Access to Books and Records	50
14.3	Indemnification for Taxes	50
14.4	Transaction Taxes	52
14.5	Tax Prorations	52
14.6	Tax Refunds	52

ARTICLE XV Indemnification		53
15.1	Survival of Representations, Warranties and Covenants	53
15.2	Indemnification	54
15.3	Limitations on Liability	55
15.4	Defense of Claims	56
15.5	No Indemnifiable Claims Resulting From Governmental Entity Action	58
15.6	Infringement	58
15.7	Inapplicability to Taxes	59

ARTICLE XVI Employee Matters		59
16.1	Employment Information	59

16.2	Buyer’s Offers	59
16.3	Employment Status	59

ARTICLE XVII Miscellaneous		59
17.1	Expenses	59
17.2	Governing Law	59
17.3	Notices	60
17.4	Definition of Agreement	61
17.5	Headings, Gender	61
17.6	Counterparts; Third Party Beneficiaries	61
17.7	Modifications	61
17.8	Schedules	61
17.9	Assignment and Binding Effect	61
17.10	Public Announcements	62
17.11	Right to Specific Performance	62
17.12	Bulk Sales Laws	62

INDEX OF SCHEDULES

Schedule 1.1-A	Seller’s Knowledge
Schedule 2.1(b)	Inventory as of March 31, 2004
Schedule 2.1(c)	Equipment
Schedule 2.1(d)(iii)	Bulk Agreements
Schedule 2.1(d)(v)	Advertising Agreements
Schedule 2.1(d)(vii)	Programming Agreements
Schedule 2.1(d)(ix)	Other Contracts
Schedule 2.2(l)	Other Excluded Assets
Schedule 5.3	No Breach or Conflict
Schedule 5.4	Material Consents
Schedule 5.5	Pro Forma Working Capital Statement
Schedule 5.9	Compliance with Laws
Schedule 5.10	Taxes, Fees and Utilities
Schedule 5.10(c)	Tax Jurisdictions
Schedule 5.11(a)	Franchise and Permits
Schedule 5.11(b)	Exceptions to Franchise and Permits
Schedule 5.12(a)	Financial Statements
Schedule 5.13(a)	Seller Benefit Plans
Schedule 5.13(d)	List of Employees and Independent Contractors
Schedule 5.13(e)	Employee Related Matters
Schedule 5.17(c)	Leased Real Property–Identification and Parties
Schedule 5.19(a)	System
Schedule 5.19(b)	System Information
Schedule 5.19(e)	Commitments
Schedule 5.25	Intercompany Transactions
Schedule 7.2	Conduct of Business Pending Closing
Schedule 10.3	Required Consents

INDEX OF EXHIBITS

Exhibit A	Assumption Agreement
Exhibit B	Bill of Sale and Assignment Agreement
Exhibit C	Assignment of Intellectual Property Agreement
Exhibit D	Escrow Agreement
Exhibit E	Seller Non-Compete Agreement
Exhibit F	Opinion of Morris, Manning & Martin, LLP
Exhibit G	Opinion of Kelley Drye & Warren LLP
Exhibit H	FIRPTA Affidavit

v

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into this 19th day of May, 2004, by and between Knology Broadband of California, Inc., a Delaware corporation (“Seller”), and Orange Broadband, Inc., a Delaware corporation (“Buyer”). Each of Buyer and Seller shall be referred to herein individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H

WHEREAS, Seller owns and operates a cable television franchise and cable television system serving the City of Cerritos, California and certain related assets and rights;

WHEREAS, Seller desires to sell, convey, transfer and assign to Buyer, and Buyer desires to acquire from Seller, the assets owned by Seller and used or held for use in the Business (as such term is defined herein) by Seller, other than the Excluded Assets (as such term is defined herein), and, in connection therewith, Buyer has agreed to assume certain liabilities of Seller relating to the Business, all on the terms and conditions set forth herein; and

WHEREAS, in connection with the transactions contemplated by this Agreement and in order to induce Buyer to enter into this Agreement, Seller shall, and shall cause its Affiliates to, as applicable, enter into the Ancillary Agreements (as such term is defined herein) with Buyer.

NOW THEREFORE, the Parties hereto agree as follows:

ARTICLE I

Definitions and Interpretation

1.1 Definitions.

“Accounts Receivable” means all accounts receivable resulting from the operation of the System, both billed and accrued, but excluding (i) any accounts which have been fully written off and (ii) Excluded Accounts Receivable.

“Accounts Receivable Settlement Amount” means (a) the face amount of all Accounts Receivable that are not past due as of the Closing Date, plus (b) 98% of the face amount of all Accounts Receivable that are between 1 and 30 days past due as of the Closing Date, plus (c) 98% of the face amount of all Accounts Receivable that are between 31 and 60 days past due as of the Closing Date, less the face value of all Accounts Receivable which have been billed but relate to services to be rendered following the Closing Time, in all cases, with the number of days past due being determined from the last day of the period for which the applicable billing relates; provided, however, that any such Accounts Receivable shall be excluded from such amount if such Accounts Receivable (i) relate to customers whose service is pending disconnection for reason of non-payment on the Closing Date or (ii) arose from billings that were not made in the ordinary course of business consistent with past practices. For the sake of clarity, the Accounts Receivable Settlement Amount will not include any amounts which are 61 days or more past due.

“Acquired Assets” is defined in Section 2.1.

“Acquired Contracts” is defined in Section 2.1(d).

“Acquired Intellectual Property” means (i) all of Seller’s right and interest in and to the Intellectual Property Agreement as assigned by Seller to Buyer and (ii) all Intellectual Property that Seller acquired (A) pursuant to the Intellectual Property Agreement (which Intellectual Property shall be deemed transferred to Buyer pursuant to the Bill of Sale) or (B) as part of or pursuant to the assignment of any license.

“Acquired Records” means, except to the extent included in Acquired Intellectual Property, all the files, books, records (including service, production, maintenance, customer and vendor records), and ledgers or other similar information (in any form or medium) used by Seller or held for use by Seller in the Business, including manuals, correspondence, price lists, Customer Proprietary Information, mailing lists, purchasing materials and records, papers, construction and engineering maps and data, schematics and blueprints, and other similar data, except for the materials, data or information retained by Seller pursuant to Section 2.2, provided that, “Acquired Records” shall be deemed to include any and all construction and engineering maps applicable to areas which are outside the geographical area actually served by the System, but are contiguous to the geographical area actually served by the System.

“Acquisition Date” means December 1, 2003.

“Actual Subscriber Number” means the number of EBUs served in the aggregate by the System as of the date of determination.

“Affiliate” means, with respect to any specified Person, any Person who, directly or indirectly, controls, is controlled by or is under common control with such specified Person.

“Aging Report” means those certain reports regarding the aging of Accounts Receivable that are provided by Seller to Buyer pursuant to Section 7.7 of this Agreement.

“Agreement” is defined in the introductory paragraph and Section 17.4 of this Agreement.

“Ancillary Agreements” means the Assumption Agreement, the Bill of Sale and Assignment Agreement, the Assignment of Intellectual Property Agreement and the Escrow Agreement.

“Assignment of Intellectual Property Agreement” means the Assignment of Intellectual Property Agreement between Seller and Buyer, dated as of the Closing Date, in substantially the form of Exhibit C.

“Assignment of Manhole Access Agreement” means either (a) the assignment of the Manhole Access Agreement from Seller to Buyer, with Verizon California Inc.’s consent, on or before the Closing Date as applicable to the Verizon handholes occupied as of the Closing Date, or (b) the offer by Verizon California Inc. or its Affiliate, on or before the Closing Date, to Buyer to enter into a written agreement with the Buyer which would provide Buyer the right to access and occupy the Verizon handholes occupied by the System as of the Closing Date (i) on terms and conditions generally and currently made available to other cable service providers and that are no less favorable, taken as a whole, than those in the Manhole Access Agreement, and (ii) at rates for access to handholes that are no less favorable, taken as a whole, than those in the Manhole Access Agreement.

“Assignment of Parking Lot Lease” means either (a) the assignment of the Parking Lot Lease from Seller to Buyer, with Verizon California Inc.’s consent, or (b) the offer to Buyer to enter into a written agreement with Buyer with respect to a lease or license for space within a reasonable proximity of the property covered by the Headend Lease that would provide Buyer with an alternative to the space covered by the Parking Lot Lease and that is at a lease rate per square foot that is not greater than the rate per square foot that is in effect as of the date hereof under the Parking Lot Lease (plus any scheduled increase that is provided for in the Parking Lot Lease as it exists as of the date hereof).

“Assumed Liabilities” is defined in Section 3.1.

“Assumption Agreement” means the Assumption Agreement of Buyer, dated as of the Closing Date, in substantially the form of Exhibit A.

“Assurances” is defined in Section 8.1.

“Basket Amount” is defined in Section 15.3(c).

“Bill of Sale and Assignment Agreement” means the Bill of Sale and Assignment Agreement of Seller, dated as of the Closing Date, in substantially the form of Exhibit B.

“Broadcast Basic Service” means broadcast basic services consisting of Channels 2-26, as described on Schedule 5.19(b).

“Broadcast Basic Subscriber” means any customer of the System that subscribes for Broadcast Basic Service and that pays the standard monthly rate (without discount) for Broadcast Basic Service for the last two months prior to the Closing Date.

“Bulk Agreements” are defined in Section 2.1(d)(iii).

“Business” means the Seller’s business of owning and operating the System, as such business is conducted by Seller on the date hereof and as of the Closing Date.

“Buyer” is defined in the introductory paragraph of this Agreement.

“Buyer Ancillary Agreements” is defined in Section 6.2.

“Buyer’s Estimate” means an estimate showing in reasonable detail the Cash Payment amount reasonably estimated by Buyer, in good faith, to be the net amount, if any, of the adjustments provided for in Section 4.3, signed by the President or Chief Financial Officer of Buyer and based upon the format, and prepared in a manner that is generally consistent with the methodology, including line items, used in the preparation of the Pro Forma Working Capital Statement.

“Cable Act” means Title VI of the Communications Act of 1934, as amended, 47 U.S.C. Sections 151 et seq., all other provisions of the Cable Communications Policy Act of 1984 and the provisions of the Cable Television Consumer Protection and Competition Act of 1992, and the provisions of the Telecommunications Act of 1996, amending Title VI of the Communications Act of 1934, in each case as amended and the rules and regulations, policies and published decisions of the FCC thereunder, as in effect from time to time.

“Cabledata” is defined in Section 7.7.

“Cash Payment” is defined in Section 4.1.

“Closing,” “Closing Date” and “Closing Time” are defined in Section 11.1.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934, as amended, inter alia, by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, as such statutes may be amended from time to time.

“Consents” means all of the consents, notices, filings or approvals of Governmental Entities or other Third Parties necessary (i) for the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements, (ii) to transfer the Acquired Assets to Buyer and otherwise to consummate the transactions contemplated hereby and by the Ancillary Agreements and (iii) for Buyer to assume the material Permits and the Acquired Contracts.

“Contract” means any contract, agreement, lease, license, commitment or other legally binding agreement, whether in writing or otherwise.

“Contractor Agreement” means that certain Contractor and Installation Agreement between Seller and ALLCOM Construction & Installation Services, Inc., a copy of which has been provided to Buyer.

“Court Order” means any judgment, decree, injunction, order, writ or ruling of any Governmental Entity or arbitrator.

“Current Assets” is defined in Section 4.3(b).

“Current Liabilities” is defined in Section 4.3(c).

“Customer Proprietary Information” means, to the extent contained in the billing system that is used to bill customers of the Business, that portion of the non-technical, non-public information included in the Non-Statutory Intellectual Property that is owned by Seller as of the

Closing, is used in the Business as of the Closing Date and comprises personal information of a customer of the Business that was provided by such customer in connection with the Business and all information about such customer’s subscription and account, including, without limitation, such customer’s name, mailing address, email address, telephone number, category of subscription services, and billing and payment information.

“Delaware Courts” is defined in Section 17.2.

“Deposit” is defined in Section 4.2(a).

“Direct Assignment” means the assignment from Seller to Buyer of the Manhole Access Agreement as contemplated in subsection (a) of the definition of “Assignment of Manhole Access Agreement” and the assignment from Seller to Buyer of the Parking Lot Lease as contemplated in subsection (a) of the definition of “Assignment of Parking Lot Lease,” as the context requires.

“EBUs” means as of a determination date, the sum (without duplication) of: (i) the number of Expanded Basic Subscribers; (ii) the number of Broadcast Basic Subscribers not otherwise included as Expanded Basic Subscribers (but in no event shall more than 222 Broadcast Basic Subscribers be included for purposes of this clause (ii)); and (iii) the number that is obtained by dividing (A) the aggregate monthly billings for the most recent billing period ended prior to the determination date for each commercial establishment or multi-unit dwelling that pays a bulk rate for Expanded Basic Service (excluding, in all cases for purposes of the preceding clause any charges for premium service, pay-per-view programming, a la carte tiers, digital tiers, internet access, franchise fees and any other pass through items and any charges for rental converters, remote control devices and other like charges for equipment), by (B) the greater of the non-discounted monthly rate for Expanded Basic Service in effect during such billing period or the applicable current rate charged by the System as of the date of this Agreement and set forth on Schedule 5.19(b). For purposes of this definition of “EBUs,” an “Expanded Basic Subscriber” or a “Broadcast Basic Subscriber” means any household, commercial establishment or unit of a multi-unit dwelling (including a hotel) that as of the determination date is paying for and receiving at least Broadcast Basic Service from the System who has an account that is not more than 60 days past due. For purposes of this definition of “EBUs,” an “Expanded Basic Subscriber” or a “Broadcast Basic Subscriber” does not include any customer, other than a Promotional Subscriber, that as of a determination date has not paid for at least one month of service at the System’s standard monthly rates. For purposes of this definition of “EBUs,” the number of days past due of a customer account will be determined from the last day of the period for which the applicable billing relates.

“Employee” means each active employee, full-time or part-time, of Seller who, as of the date of this Agreement, has performed (during the four-month period immediately preceding the date of this Agreement (or the period of the employee’s employment with Seller, if less)) a majority of such employee’s services in connection with or for the benefit of the System (other than employees based in West Point, Georgia or Alpharetta, Georgia, none of whom, except for John Elser, has devoted a majority of their work time to the Business since the Acquisition Date). The term “active employee” shall include any employee who is on military leave, maternity/paternity leave, other approved leave of absence, short-term disability, long term disability, workers’ compensation, or layoff with recall or other return rights.

“Employee Benefit Plan” means any of the following arrangements (whether formal or informal, and whether written or unwritten) under which an employer has any liability to provide benefits or compensation to or on behalf of any employee, or the spouse or dependents of any employee:

(a) any employee benefit plan within the meaning of Section 3(3) of ERISA, and

(b) any other profit-sharing, deferred compensation, incentive compensation, bonus, commission, stock option, stock purchase, medical, dental or life insurance, severance pay, unemployment benefit, vacation pay, savings, dependent care, scholarship, accident, disability, weekly income, salary continuation or other compensation or fringe benefit plan, program or agreement.

“End Date” is defined in Section 11.2.

“Environmental Laws” means the Comprehensive Environmental Response, Compensation, and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Federal Water Pollution Control Act, the Clean Air Act, the Air Pollution Control Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Federal Insecticide, Fungicide and Rodenticide Act, as well as all other federal, state or local Laws, regulations or requirements, or such portions thereof, that are similar to the above-referenced Laws or that otherwise govern chemicals, products, materials or wastes that pose risks to the environment or the public welfare.

“Equipment” is defined in Section 2.1(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity that with the subject Person is:

(a) a member of a controlled group of corporations within the meaning of Section 414(b) of the Code;

(b) a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code;

(c) a member of an affiliated service group within the meaning of Section 414(m) of the Code; or

(d) a member of a group of organizations required to be aggregated under Section 414(o) of the Code.

“Escrow Agent” means SunTrust Bank, N.A., as escrow agent under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement among Buyer, Seller and the Escrow Agent, dated the date hereof, in the form of Exhibit D, pursuant to which the Escrow Agent will hold the Deposit and the Post-Closing Escrow for the benefit of the Parties.

“Estimate Statement” is defined in Section 4.3(e).

“Excluded Accounts Receivable” means all accounts receivable, billed and accrued, resulting from the operation of the System, other than accounts receivable due from subscribers of the System.

“Excluded Assets” is defined in Section 2.2.

“Excluded Liabilities” is defined in Section 3.2.

“Excluded Marks” means all Trademarks and related registrations and applications for registration owned by Seller or an Affiliate of Seller, or licensed to Seller or an Affiliate of Seller by any Person, and any derivations of the foregoing; it being understood and agreed that Excluded Marks are Excluded Assets.

“Expanded Basic Service” means video programming service that includes the broadcast basic and expanded basic levels of services, as described on Schedule 5.19(b).

“Expanded Basic Subscriber” means, without double-counting, any customer of the System that (i) subscribes for the broadcast basic and expanded basic levels of service and is billed by individual unit and pays the standard monthly rate (without discount and as set forth on Schedule 5.19(b)) for the broadcast basic and expanded basic levels of service for the last two months prior to the Closing Date or (ii) is a Promotional Subscriber.

“Expiration Date” is defined in Section 15.1(a).

“FCC” means the Federal Communications Commission.

“Final Adjustment Amount” is defined in Section 4.4(a).

“Final Allocation” is defined in Section 4.5.

“Final Escrow Amount” is defined in Section 4.2(c).

“Final Holdback Period” is defined in Section 4.2(c).

“Final Statement” is defined in Section 4.4(a).

“Financial Statements” is defined in Section 5.12.

“Financing Commitment” is defined in Section 8.9.

“Franchise” means the municipal franchise that is listed on Schedule 5.11(a).

“Franchising Authority” means the City of Cerritos, California franchising authority, which issued the Franchise.

“GAAP” means United States generally accepted accounting principles consistently applied over all applicable periods.

“Governmental Entity” means any court, administrative agency, regulatory agency or body or commission or other governmental authority or instrumentality, domestic or foreign, including the Franchising Authority.

“Headend Lease” shall mean that certain Main Office and Headend Lease, dated April 10, 2003, among CalWest Industrial Properties, LLC, PGP Partners, Inc. and Verizon Media Ventures Inc. as assigned to Knology Broadband of California, Inc. pursuant to that certain Assignment of Lease dated October 1, 2003 by and between Verizon Media Ventures Inc. and Knology Broadband of California, Inc.

“Homes Passed” means single family residences, individual dwellings in multi-unit dwellings and commercial establishments that can be served through the System.

“Indemnifiable Losses” is defined in Section 15.3(a).

“Indemnification Amount” is defined in Section 15.3(d).

“Indemnification Payment” is defined in Section 15.3(a).

“Indemnifying Party” is defined in Section 15.3(a).

“Indemnitee” is defined in Section 15.3(a).

“Independent Accountants” is defined in Section 4.4(b).

“Independent Contractors” is defined in Section 7.2.

“Initial Allocation” is defined in Section 4.5.

“Initial Escrow Amount” is defined in Section 4.2(c).

“Initial Holdback Period” is defined in Section 4.2(c).

“Intellectual Property” means all Statutory Intellectual Property and Non-Statutory Intellectual Property.

“Intellectual Property Agreement” means the Intellectual Property Agreement between Verizon Media Ventures Inc. and Seller, dated as of December 1, 2003.

“Interim Financial Statements” is defined in Section 7.7.

“Inventory” means all inventory (as defined under GAAP) located on the Leased Real Property, all operating inventory owned by Seller and all other inventory of every kind and nature existing for the System and used by Seller or held for use by Seller in the Business.

“Law” means any federal, state, provincial, local or foreign law, statute, rule, regulation or ordinance of any Governmental Entity, excluding the Franchise (but not any such Law related to the Franchise).

“Lease Backstop” means an obligation of Buyer to remit to Seller all amounts that Seller becomes liable to pay following the Closing Date under the Modified Headend Lease by reason of an inability, in connection with the transfer of the Modified Headend Lease to Buyer, to remove Seller as a party to or a guarantor of the obligations under the Modified Headend Lease, provided that such amount shall not exceed $85,000.

“Leased Real Property” means the leasehold interests in all real property listed on Schedule 5.17(c), which is located in the City of Cerritos, California and which is used by Seller or held for use by Seller in the Business.

“Leases” means, collectively, the lease agreements pursuant to which leasehold estates and interests in the Leased Real Property have been granted.

“Lien” means any lien, charge, mortgage, option, security interest, restriction or other encumbrance affecting title.

“Losses” is defined in Section 7.1.

“Manhole Access Agreement” means the Manhole and Handhole Licensing Agreement between Verizon California Inc. and Seller, dated November 20, 2003.

“Material Acquired Contracts” is defined in Section 5.8.

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise) or operations of the Business, the System or the Acquired Assets, taken as a whole, but shall specifically exclude any such material adverse effect resulting directly from the announcement of this Agreement or the pendency of the transactions contemplated hereby.

“Material Consents” is defined in Section 5.4.

“Modified Headend Lease” shall mean the Headend Lease, as modified to extend the expiration date thereof to May 31, 2006.

“New Employees” is defined in Section 16.1.

“New Franchise” is defined in Section 8.1(a).

“New Franchise Commitments” is defined in Section 8.1(a).

“Non-Disclosure Agreement” means the Mutual Non-Disclosure Agreement between Knology, Inc. and Buyer dated on or about March 5, 2004.

“Non-Statutory Intellectual Property” means all unpatented inventions (whether or not patentable), trade secrets, know-how and proprietary information, including but not limited to (in whatever form or medium), discoveries, ideas, compositions, formulas, Software, Software documentation, database, drawings, designs, plans, proposals, specifications, photographs, samples, models, processes, procedures, data, information, manuals, reports, financial, marketing and business data, and pricing and cost information, correspondence and notes, and any rights or licenses in the foregoing which may be sublicensed to any Person who is not an Affiliate of Seller without the payment of compensation or other consideration to any Person.

“Normal Business Level” is defined in Section 7.5(b).

“Notice of Disagreement” is defined in Section 4.4(a).

“Parking Lot Lease” Means that certain letter agreement dated November 14, 2003 by and between Seller and Verizon California Inc. granting Seller a revocable license to utilize 4,000 square feet of parking lot space in the parking lot commonly known as 13155 Alondra Boulevard, Santa Fe Springs, California.

“Parties” and “Party” are defined in the introductory paragraph of this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Periodic Taxes” is defined in Section 14.5.

“Permit” means any permit, license, consent, approval or authorization (or any amendment thereto or modification thereof) from any Governmental Entity and any satellite, business radio and other FCC licenses, excluding the Franchise.

“Permitted Liens” means:

(a) mechanics’, carriers’, workmen’s, repairmen’s and other like Liens imposed by law arising or incurred in the ordinary course of business consistent with past practices,

(b) Liens for Taxes that are not yet due and payable or that are being contested in good faith,

(c) such other immaterial imperfections in title, charges, easements, restrictions and encumbrances which do not detract from the value of or interfere with the present use of the assets to which they relate,

(d) retention of title agreements with suppliers entered into in the ordinary course of business, or

(e) other Liens that are released concurrently with or prior to the Closing.

“Person” means any individual, corporation, partnership, joint venture, trust, limited liability company, business association or other entity.

“Post-Closing Escrow” is defined in Section 4.2(c).

“Prepaid Expenses” means all prepaid expenses as of the Closing Date relating to the operation of the Business to the extent the benefit of such prepaid expenses can be realized by Buyer within 12 months after the Closing Date (which prepaid expenses shall be prorated between Seller and Buyer as of the Closing Date on the basis of the period covered by the respective prepayment); provided, however, that notwithstanding anything herein to the contrary, Prepaid Expenses shall not include (A) prepaid expenses which relate to supplies and Inventory, (B) prepaid insurance expenses, (C) prepaid wages, salaries, payroll taxes and expenses, benefits, perquisites and other compensation related expenses and (D) prepaid expenses which relate to the Excluded Assets.

“Pro Forma Working Capital Statement” means the statement set forth on Schedule 5.5, which contains the calculation as of March 31, 2004 of the (i) the Current Assets contemplated by Section 4.3(b), including without limitation the Accounts Receivable Settlement Amount, minus (ii) the Current Liabilities contemplated by Section 4.3(c), in each case reasonably estimated by Seller, in good faith, to be the calculation as of such date that would be included in the Final Statement if the Closing had occurred on that date.

“Promotional Subscribers” means customers of the System who receive free Expanded Basic Service under a promotional rate plan that gives such customers the first and last month of their Expanded Basic Service for free in exchange for them committing to a year of Expanded Basic Service.

“Proration Periods” is defined in Section 14.5.

“Remaining Cash Payment” is defined in Section 4.2(b).

“Required Consents” is defined in Section 10.3.

“Right of Entry Agreements” means all agreements used by Seller or held for use by Seller in the Business with owners or owners’ representatives of multi-unit dwellings or private single family developments that authorize the provision of cable service to such multi-unit dwellings or developments.

“Seller” is defined in the introductory paragraph of this Agreement.

“Seller Ancillary Agreements” is defined in Section 5.2.

“Seller Benefit Plans” is defined in Section 5.13(a).

“Seller Non-Compete Agreement” is defined in Section 12.4.

“Seller Parties” is defined in Section 7.11.

“Seller’s Knowledge” (or any similar phrase) means the actual knowledge (after reasonable inquiry in good faith) of the individuals listed on Schedule 1.1-A.

“Software” means all software, in object, human-readable or source code form, as such software exists as of the Closing, including to the extent such exist: programs, applications, databases, data files, components or elements thereof; and all versions, upgrades, updates, enhancements and error corrections of all of the foregoing and documentation therefor.

“Special Reps” is defined in Section 15.1(a).

“Standards” is defined in Section 8.1.

“Statutory Intellectual Property” means all United States and foreign patents and patent applications of any kind, United States and foreign works of authorship, mask-works, copyrights, and copyright and mask work registrations and applications for registration, and any rights or licenses in the foregoing.

“System” means the cable television system of Seller serving the City of Cerritos, California geographical area and operating pursuant to the Franchise.

“Tax Indemnitee” is defined in Section 14.3(c).

“Tax Indemnitor” is defined in Section 14.3(c).

“Tax Returns” means all federal, state, local and foreign tax returns, reports, forms, certificates and declarations of estimated tax reports, including attachments, schedules, workpapers and amendments.

“Tax Records” means all Tax Returns and workpapers related thereto and all books and records relating to Taxes.

“Tax” and “Taxes” means (i) all federal, state, provincial, local and foreign taxes, charges, fees, levies and other assessments, including any income, alternative or minimum, business and occupation, gross receipts, disability, unemployment compensation, social security, sales, use, ad valorem, value-added, transfer, franchise, profits, withholding, wage, payroll, employment, excise, stamp, real and personal property, environmental or other tax, together with all interest, penalties and additions with respect thereto, and (ii) any transferee liability in respect of any items described in clause (i) above.

“Third Party” or “Third Parties” means any Person other than Seller, Buyer or any of their respective Affiliates.

“Third Party Claim” is defined in Section 15.4(a).

“Third Party Intellectual Property” means any and all Intellectual Property owned by any Person, other than Seller, including (Affiliates of Seller), without regard as to whether Seller has any rights therein or the right to assign such rights to Buyer.

“Total Losses” is defined in Section 7.5(b).

“Trademarks” means trademarks, tradenames, applications for trademark registration, service marks, applications for service mark registration, logos, domain names, registrations and applications for registrations pertaining thereto, and all goodwill associated therewith.

“Transaction Taxes” is defined in Section 14.4.

“Transactional Reps” is defined in Section 15.1(a).

“Upgrade Commitment” means a commitment to be made by Buyer to the Franchising Authority to commence within a reasonable period of time following Closing the upgrade of the System to provide digital cable services and high speed internet services to customers of the System.

1.2 Interpretation. When a reference is made in this Agreement to a Section, recital, Schedule or Exhibit, such reference shall be to a Section, recital, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “included,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” When used in this Agreement, the word “primarily” shall be deemed to be followed by the phrase “or exclusively.” All accounting terms not defined in this Agreement shall have the meanings determined by GAAP (but shall exclude, as applicable, all allocations for accounting, legal, marketing overhead and other corporate overhead). Unless otherwise indicated, all references to dollars refer to United States dollars. The Parties acknowledge that both Parties have participated in the drafting and preparation of this Agreement and the Ancillary Agreements and agree that any rule of construction to the effect that ambiguities are to be construed against the drafting party shall not be applied to the construction or interpretation of this Agreement or the Ancillary Agreements.

ARTICLE II

Purchase and Sale of Acquired Assets

2.1 Acquired Assets Subject to Agreement. Effective as of the Closing and upon the terms and subject to the conditions of this Agreement, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, assume and acquire from Seller, all right, title and interest in, to and under the Acquired Assets (as defined hereafter) as the same shall exist at the Closing Time. “Acquired Assets” shall mean, at the Closing Time, all properties, assets and rights of Seller, tangible and intangible, of every kind, nature and description, whether real, personal or mixed, that are used by Seller or held for use by Seller in the Business (in each case, other than the Excluded Assets) including:

(a) Accounts Receivable. All Accounts Receivable, except Excluded Accounts Receivable.

(b) Inventory. All Inventory, including the types of Inventory listed on Schedule 2.1(b), but not including Inventory used, sold or destroyed in the ordinary course of business.

(c) Equipment. All Seller’s equipment and other personal property that is used by Seller or held for use by Seller in the Business (the “Equipment”), including (without limiting the generality of the foregoing) (i) the Equipment described on Schedule 2.1(c), (ii) all microcode embedded in the Equipment that was conveyed to Seller at the time it purchased the Equipment, and (iii) all of Seller’s origination equipment; transmission and electronic equipment; set-top boxes; distribution equipment, including taps, trunk and coaxial cable and drop lines; amplifiers; power supplies, passive components, poles (if any are owned by Seller), manholes and handholes owned by Seller; vaults, pedestals, grounding and hardware; routers; customer devices, including converters and encoders; installer and technician equipment, including vehicles; tools and test equipment; cable data terminals; lab and test equipment; supplies and office equipment, including furniture, personal computers and telephone desk sets; telephone numbers (including toll free numbers); headend gear, including signal processing, receivers and satellite dishes; microwave transmission and reception equipment; and subscriber terminal equipment.

(d) Acquired Contracts. All of the Contracts and Permits used by Seller or held for use by Seller in the Business, including the following (the “Acquired Contracts”):

(i) [reserved];

(ii) All leases of Seller relating to the Equipment described in Section 2.1(c);

(iii) All agreements of Seller with customers of the Business for video services, including the bulk agreements with the parties set forth on Schedule 2.1(d)(iii) (the “Bulk Agreements”) and all Right of Entry Agreements of Seller for multi-unit dwellings and other bulk customers of the Business;

(iv) All unfilled service orders for services to customers or prospective customers of the Business;

(v) All material agreements of Seller with agent(s) for the sale of advertisements for the Business (Schedule 2.1(d)(v) contains a narrative description of such agreements);

(vi) [reserved];

(vii) Only those programming contracts, affiliation agreements, retransmission consent agreements and similar agreements between Seller and Third Parties that are specifically set forth on Schedule 2.1(d)(vii);

(viii) All easements, rights of way and other access agreements with Third Parties owned by Seller and used or held for use by Seller in the System;

(ix) All other agreements with Third Parties used by Seller or held for use by Seller in the Business, including those set forth on Schedule 2.1(d)(ix) (which is a list of such other agreements, other than such agreements that are Excluded Assets, which require expenditures in excess of $25,000 annually or at one time); and

(x) All letters of intent and agreements under negotiation with potential customers of the Business (including potential bulk customers).

(e) Acquired Records. All Acquired Records.

(f) Prepaid Assets. All Prepaid Expenses and all rights to deposits with Third Parties, to the extent contemplated by Section 4.3(b).

(g) Assumed Liabilities. All rights relating to the Assumed Liabilities.

(h) Acquired Intellectual Property. All Acquired Intellectual Property.

(i) Conduit. All conduit to the extent conveyed to Seller by Verizon Media Ventures Inc.

2.2 Excluded Assets. Notwithstanding anything contained in Section 2.1 hereof to the contrary, the term “Excluded Assets” shall consist of the following properties, assets and rights:

(a) Cash and Excluded Accounts Receivable. Cash, cash equivalents owned by Seller (or its Affiliates), certificates of deposit, bank or savings and loan accounts, U.S. government securities, any other marketable securities of any kind or nature or notes receivable, whether on hand, in banks or in other accounts and all Excluded Accounts Receivable.

(b) Claims. Claims or other rights of Seller against Third Parties relating to the Business and arising out of transactions occurring prior to the Closing Time, except to the extent such claims or rights relate to (i) Third-Party warranties associated with the Acquired Assets, (ii) damage incurred by the Acquired Assets or (iii) the Assumed Liabilities.

(c) Intellectual Property and Trademarks. Except for the Acquired Intellectual Property, all Intellectual Property and Trademarks of Seller or its Affiliates (including any Excluded Marks) and any Third Party Intellectual Property, Software and any rights or licenses in the foregoing.

(d) Bonds and Insurance. Subject to Section 4.3(c), all of the bonds and insurance policies furnished by Seller pursuant to the Franchise or other Permit, authorization or agreement.

(e) Tax Refunds and Insurance Claims. Rights to any (i) Tax refunds or credits for Tax periods (or portions thereof) ending on or prior to the Closing Date, and (ii) insurance claims or rights to payment arising with respect to the Acquired Assets on or before the Closing Date, except as provided in Section 7.5 to the extent that such Acquired Assets were not adequately repaired or replaced prior to the Closing Date.

(f) Corporate Documents. The charter, bylaws, minute books, corporate seal, stock certificates, Tax Records, general ledger and other records relating to the existence or governance of Seller in any jurisdiction and all records relating to the Excluded Assets.

(g) Rights under Agreements. All rights of Seller and its Affiliates under this Agreement, the Ancillary Agreements, and the certificates and other documents delivered to Seller by Buyer in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, and all rights of Seller, its Affiliates or any other Person under that certain Asset Purchase Agreement between Seller and Verizon Media Ventures Inc. dated July 15, 2003 and all documents and agreements executed or delivered in connection therewith, except with respect to any such agreements as may be specifically enumerated in this Agreement as Acquired Assets.

(h) Records of Sale. All records prepared in connection with the sale of the System, including bids received from Third Parties and analyses relating to the System.

(i) Excluded Liabilities. All rights related to the Excluded Liabilities.

(j) Programming Agreements. All of Seller’s programming contracts, affiliation agreements, retransmission consent agreements and similar agreements with Third Parties not listed on Schedule 2.1(d)(vii).

(k) Brand Phaseout License Agreement; Manhole Access Agreement; Modified Headend Lease; Parking Lot Lease. All of Seller’s right and interest in and to: (i) the Brand Phaseout License Agreement among Corporate Media Partners, Ameritech Media Ventures, Inc. BellSouth Interactive Media Services, LLC, Verizon Media Ventures Inc., SNET Personal Vision, Inc. and Seller dated December 1, 2003; (ii) the Manhole Access Agreement, if a Direct Assignment does not occur as of the Closing; (iii) the Modified Headend Lease to the extent such lease is not assigned to Buyer at the Closing; and (iv) the Parking Lot Lease if a Direct Assignment does not occur as of the Closing.

(l) Other Excluded Assets. All tangible assets of Seller that are located outside of the City of Cerritos, California and all other tangible assets which are, in all such cases, listed or described on Schedule 2.2(l), and all Seller Benefit Plans and any assets of any Seller Benefit Plan.

2.3 Third-Party Consents. Nothing in this Agreement shall be construed as an attempt by Seller to assign any Contract or to transfer the Franchise, any Permit to the extent that the Franchise or such Contract or Permit is not assignable without the necessary consent, authorization or approval of the other party or parties thereto (including any Governmental Entity). If the Closing is consummated notwithstanding the absence of one or more Consents, at such time as such Consent has been obtained, or any requisite filing or notice has been made or delivered, as applicable, such Contract or Permit shall be assigned or transferred to Buyer automatically without any other conveyance or other action by Buyer (it being understood and agreed by the Parties that unless Buyer instructs Seller otherwise in writing, the occurrence of the Closing shall not relieve Seller of its obligation to obtain any Consent).

ARTICLE III

Assumption of Liabilities

3.1 Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer shall assume, pay, perform and discharge when due, effective as of the Closing, only the following liabilities, responsibilities and obligations relating to the Acquired Assets (other than the Excluded Liabilities) (the “Assumed Liabilities”):

(a) Acquired Contracts. All of Seller’s liabilities, responsibilities and obligations under the Acquired Contracts, except to the extent such liabilities (x) relate to any period prior to the Closing Time and are not Current Liabilities assumed pursuant to Section 3.1(b) or (y) are the result of any breach or default or alleged breach or default of Seller thereunder.

(b) Current and Accrued Liabilities. All Current Liabilities, to the extent and only up to the amount included in the calculation of Current Liabilities pursuant to Section 4.3 and Section 4.4 and, for the avoidance of doubt, excluding all liabilities, losses, expenses, damages, costs or other amounts arising out of or relating to litigation pending, existing or threatened as of the Closing Time, and any other contingent or unknown liability existing as of the Closing Time, all of which shall constitute Excluded Liabilities.

(c) Operating Liabilities. All liabilities, responsibilities, obligations, costs and expenses with respect to claims arising in any way with respect to or as a result of the operation of the System if and only to the extent that they relate to Buyer’s ownership of the Acquired Assets or arising out of its operation of the Business, in each case, after the Closing Time, including, without limitation, any and all franchise fees, copyright fees, Taxes or tort claims arising out of the operation of the Business or the ownership of the corresponding Acquired Assets, in each case, after the Closing Time (except for Taxes, which shall be assumed for periods commencing after the Closing Date in accordance with Section 14.5, other than Transaction Taxes, fifty percent (50%) of which shall be assumed in accordance with Section 14.4).

3.2 Excluded Liabilities. Except for the Assumed Liabilities identified in Section 3.1, Buyer shall not assume, and Seller shall retain and shall pay, perform and discharge when due, all liabilities, responsibilities and obligations of Seller and its Affiliates, including those relating to the operation and ownership of the System and the Business prior to the Closing Time (the “Excluded Liabilities”).

ARTICLE IV

Consideration

4.1 Consideration. The total consideration to be paid by Buyer to Seller for the Acquired Assets shall be (i) the payment to Seller of cash in an amount equal to $14,838,000.00 (the “Cash Payment”), subject to the adjustments required by Section 4.3 hereof, and (ii) the assumption by Buyer of the Assumed Liabilities.

4.2 Deposit; Payment of Cash Payment; Post-Closing Escrow. Buyer shall pay the Cash Payment as follows:

(a) The sum of $741,900.00 will be paid by Buyer on the date hereof by wire transfer of immediately available funds to an escrow account designated by the Escrow Agent (the “Deposit”) to be held in escrow by the Escrow Agent for the benefit of Seller against payment of the Cash Payment and as security for the performance by Buyer of its obligations under this Agreement, as provided in this Agreement and the Escrow Agreement. The Escrow Agent will hold the Deposit and all interest, dividends and other amounts earned thereon in escrow and invest the Deposit and all interest, dividends and other amounts earned thereon in accordance with the Escrow Agreement. At Closing, the Deposit and interest accrued thereon shall be transferred by the Escrow Agent as provided in Section 4.2(c) below.

(b) Subject to the satisfaction or waiver of the conditions set forth in Article X, upon the Closing the amounts calculated pursuant to Section 4.2(b)(i) and Section 4.2(b)(ii) below (collectively, the “Remaining Cash Payment”) will be paid by Buyer to, and at the direction of, Seller by wire transfer of immediately available funds, as follows:

(i) Ninety percent (90%) of the Cash Payment, as adjusted pursuant to Section 4.3, shall be delivered to an account designated by Seller (Seller shall provide wire transfer instructions to Buyer for such account no less than two (2) business days prior to the Closing Date); and

(ii) An amount equal to the difference between (A) ten percent (10%) of the Cash Payment as adjusted pursuant to Section 4.3, minus (B) $741,900.00 shall be delivered to the Escrow Agent, on behalf and at the direction of Seller, to be held together with the funds transferred to an account designated by the Escrow Agent pursuant to Section 4.2(c) below.

(c) Upon the consummation of the Closing, the Escrow Agent shall distribute to Buyer all interest, dividends and other amounts earned on the Deposit prior to the Closing Date, and the Escrow Agent, on behalf of Buyer and in partial payment of the Cash Payment by Buyer to Seller, shall transfer, on behalf and at the direction of Seller, the Deposit to a segregated account designated by the Escrow Agent (such amount plus the amount to be delivered to the Escrow Agent pursuant to Section 4.2(b)(ii), together with all interest, dividends and other amounts earned that accrue thereon from the Closing

Date through and until the date upon which such escrowed funds are distributed in accordance with the Escrow Agreement, the “Post-Closing Escrow”) to be held pursuant to the Escrow Agreement to secure for Buyer’s benefit the indemnification obligations of Seller pursuant to this Agreement. Subject to Section 8(b) of the Escrow Agreement, fifty percent (50%) of the Post-Closing Escrow (the “Initial Escrow Amount”) shall be held for a period of six months after the Closing Date, which period is subject to increase as provided for in the Escrow Agreement (the “Initial Holdback Period”). Subject to Section 8(b) of the Escrow Agreement, upon the expiration of the Initial Holdback Period, Buyer and Seller shall deliver written notice to the Escrow Agent in accordance with the terms of the Escrow Agreement regarding the disbursement and retention of funds from the Initial Escrow Amount. Subject to Section 8(c) of the Escrow Agreement, the remaining fifty percent (50%) of the Post-Closing Escrow (the “Final Escrow Amount”) shall be held for a period of twelve months after the Closing Date, which period is subject to increase as provided for in the Escrow Agreement (the “Final Holdback Period”). Subject to Section 8(c) of the Escrow Agreement, upon the expiration of the Final Holdback Period, Buyer and Seller shall deliver written notice to the Escrow Agent in accordance with the terms of the Escrow Agreement regarding the disbursement and retention of funds from the Final Escrow Amount. From time to time and upon a joint written notice from Buyer and Seller, the Escrow Agent shall disburse funds from the Post-Closing Escrow to pay Buyer for indemnification claims timely made to Seller and determined payable in accordance with Section 14.3 and Article XV hereof, such disbursements to be made in accordance with the terms of the Escrow Agreement.

4.3 Adjustments to Cash Payments. The Cash Payment will be adjusted as follows:

(a) If the Actual Subscriber Number as of the Closing Date is between 6,947 and 7,087 subscribers, the Cash Payment shall not be adjusted. If the Actual Subscriber Number as of the Closing Date is less than 6,947 subscribers, the Cash Payment shall be reduced by an amount equal to the product of (A) $2,115.00 multiplied by (B) the difference between 6,947 minus the Actual Subscriber Number. If the Actual Subscriber Number as of the Closing Date is greater than 7,087 subscribers, the Cash Payment shall be increased by an amount equal to the product of (A) $2,115.00 multiplied by (B) the difference between the Actual Subscriber Number minus 7,087. For purposes of this Section 4.3(a), Seller shall in accordance with Section 4.3(e), estimate in good faith the Actual Subscriber Number on the Closing Date, and in connection with such estimate Seller shall be entitled to count Promotional Subscribers if the rate plans or promotions to which such customers are subject require such customers to pay at least the standard monthly rate for Expanded Basic Service for the 60 days following the Closing Date.

(b) The Cash Payment shall be increased by an amount (if any) equal to the sum, as of the Closing Time, of (i) the Accounts Receivable Settlement Amount, (ii) all Prepaid Expenses made to Third Parties, and (iii) the amount of any monies that are on deposit with Third Parties as security for Seller’s performance of the Acquired Contracts (which such deposits, to the extent not replaced by undertakings of Buyer as contemplated by Section 8.5, will be deemed Acquired Assets), in each case to the extent such amounts will be treated as Acquired Assets (clause (i), (ii) and (iii) collectively, the “Current Assets”).

(c) The Cash Payment shall be decreased by an amount (if any) equal to the value, as of the Closing Time, of the accrued expenses (including only those accrued marketing expenses associated with subscribers that were included in the Actual Subscriber Number in the Estimate Statement and the Final Statement), prepaid income, accounts payable and accrued current liabilities (determined in accordance with GAAP, excluding, as applicable, allocations for accounting, legal, regulatory, marketing overhead and other corporate overhead) (except, in all cases, for Tax items which are governed by Article XIV hereof) and to the extent such amounts will be treated as Assumed Liabilities (the “Current Liabilities”).

(d) All values and amounts used to adjust the Cash Payment pursuant to this Section 4.3 shall be determined in accordance with GAAP, excluding, as applicable, allocations for accounting, legal, regulatory, marketing overhead and other corporate overhead, to reflect the principle that, except as qualified in this Section 4.3, all income and expenses attributable to the System for the period prior to the Closing Time are for the account of Seller, and all income and expenses attributable to the System for the period after the Closing Time are for the account of Buyer.

(e) Seller shall prepare and deliver to Buyer, at least ten (10) business days prior to the Closing Date, a statement (the “Estimate Statement”) showing in reasonable detail the Cash Payment amount reasonably estimated by Seller, in good faith, to be the net amount, if any, of the adjustments provided for in this Section 4.3, and such Estimate Statement shall be signed by Seller’s Chief Financial Officer and, with respect to any working capital adjustments, be based upon the format, and shall be prepared in a manner that is generally consistent with the methodology, including line items, used in the preparation of the Pro Forma Working Capital Statement. If the purchase price adjustments set forth in the Estimate Statement with respect to the Current Assets and Current Liabilities is less than $200,000 in the aggregate, then the Cash Payment paid by Buyer shall be the estimated amount set forth in the Estimate Statement and shall be adjusted after the Closing, if necessary, pursuant to Section 4.4. If (A) such adjustments for Current Assets and Current Liabilities are greater than $200,000 in the aggregate, (B) Buyer disagrees in good faith with the Estimate Statement with respect to the adjustment for Current Assets and Current Liabilities and provides Seller with Buyer’s Estimate and (C) the Parties cannot resolve the differences between the Buyer’s Estimate and the Estimate Statement with respect to the adjustment for Current Assets and Current Liabilities within five (5) business days prior to the Closing Date, then the Cash Payment paid by Buyer for purposes of the Closing shall, in addition to any adjustment required by Section 4.3(a), be adjusted solely with respect to the adjustment for Current Assets and Current Liabilities by the average of (i) the Buyer’s Estimate and (ii) the estimate set forth in the Estimate Statement.

4.4 Final Adjustment Amount.

(a) Within 90 days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Final Statement”) setting forth Buyer’s good faith determination of the actual adjustment to the Cash Payment (the “Final Adjustment Amount”) resulting from the adjustments provided for in Section 4.3. With respect to any working capital adjustments, the Final Adjustment Amount in respect of the Cash Payment shall be calculated in a manner consistent with the Pro Forma Working Capital Statement as set forth on Schedule 5.5. With respect to any subscriber adjustment to be made in accordance with Section 4.3(a), Buyer shall be entitled to reduce the Actual Subscriber Number as of the Closing Date by the number of Promotional Subscribers who (x) were included in the Actual Subscriber Number in the Estimate Statement and (y) did not pay for the first two months of service after the Closing Date at the System’s standard monthly rates. In the first sixty (60) days after the Closing, Buyer agrees not to cancel or adversely modify any rate plan that covers the Promotional Subscribers or take any action, or omit to take any action, that is the principal cause of the Promotional Subscribers terminating their service in the first sixty (60) days after the Closing (excluding any actions taken or omitted with respect to customers of the Business as a whole that do not have a disproportionate negative impact on the Promotional Subscribers), and if Buyer does make such modification or takes or omits to take such action then such affected Promotional Subscribers shall be included in the Actual Subscriber Number for purposes of the Final Adjustment Amount. Each of Seller and Buyer shall provide the other Party with access during normal business hours and upon reasonable notice to any books, records, working papers or other information in its possession after the Closing Date reasonably necessary or useful in the preparation of the Final Statement and the calculation of the Final Adjustment Amount for the Cash Payment. The Final Statement shall become final and binding upon all Parties hereto on the 16th day following delivery thereof (without counting such day of delivery) to Seller unless Seller gives written notice of a good faith disagreement with the Final Statement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and relate solely to the review of the Final Statement and the calculation of the Final Adjustment Amount.

(b) If a Notice of Disagreement is delivered by Seller as required pursuant to Section 4.4(a), then the Final Statement shall become final and binding upon all parties hereto on the earlier of (x) the date Seller and Buyer resolve in writing any differences they may have with respect to all matters specified in the Notice of Disagreement and (y) the date all disputed matters are finally resolved in writing by Grant Thornton (the “Independent Accountants”). During the 30-day period following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve any differences which they may have with respect to any matter specified in the Notice of Disagreement and each shall provide the other with reasonable access to any books, records, working papers or other information reasonably necessary or useful in the preparation or calculation of (i) the Final Adjustment Amount, (ii) the Final Statement, or (iii) the Notice of Disagreement. At the end of such 30-day period if there has been no resolution of the matters specified in the Notice of Disagreement, Seller and Buyer shall make a written submission of any and all matters arising under this Section 4.4 that remain in dispute to the Independent Accountants for review and resolution. If Grant Thornton is unable or unwilling to act, the Independent Accountants shall be such other nationally recognized independent public accounting firm as shall be reasonably agreed upon by Seller and Buyer. The Independent Accountants shall render a decision resolving the matters submitted to the Independent Accountants within 30 days following submission thereto (or as soon thereafter as reasonably practicable). All fees and expenses of the Independent Accountants incurred pursuant to this Agreement shall be shared equally by Buyer and Seller.

(c) If as a result of any adjustments made pursuant to this Section 4.4, Buyer is finally determined to owe any amount to Seller, Buyer shall within three business days pay such amount to Seller, and if Seller is finally determined to owe any amount to Buyer, Seller shall within three business days pay such amount to Buyer. Any such payments shall be made by federal wire transfer of immediately available funds to an account designated in writing by the Party receiving payment and shall bear interest from the Closing Date at the rate of 6% per annum. The Post-Closing Escrow is not intended to be a source of funds for Seller’s payments of any amounts owing under this Section 4.4; provided that to the extent Seller owes Buyer any amount under this Section 4.4 that has been finally determined to be payable to Buyer, and Seller has not paid Buyer such amount as provided for in this Section 4.4(c), then Buyer shall not be required to deliver a notice to the Escrow Agent instructing the Escrow Agent to disburse such amount from the Post-Closing Escrow.

4.5 Allocation of the Cash Payment. No later than 90 days subsequent to the Closing Date, Buyer shall provide Seller with the allocation of the appropriate portions of the Cash Payment, Assumed Liabilities and other relevant items (including, for example, adjustments to the Cash Payment) to individual assets (including the Intellectual Property Agreement) or classes of assets in the manner prescribed under Section 1060 of the Code and the applicable Treasury Regulations (the “Initial Allocation”). If Seller reasonably objects to such Initial Allocation within 30 days of receipt of such allocation, Buyer and Seller shall attempt in good faith to resolve their differences; provided, however, that if such differences are not resolved within 30 days from the date of Seller’s objection, the disputed items shall be resolved by the Independent Accountants specified in Section 4.4(b). In resolving such difference, the Independent Accountants shall use solely materials provided by the Parties hereto and shall not conduct their own investigation. The allocation as either agreed to by the Parties hereto or thus determined by the Independent Accountants (if applicable) shall be the “Final Allocation.” Buyer and Seller (and their Affiliates) agree to use the Final Allocations in preparing and filing all required forms under Section 1060 of the Code and all other Tax Returns, and neither Buyer nor Seller (nor their Affiliates) will take any position before any Governmental Entity, on any Tax Return or in any judicial proceeding that is in any way inconsistent with such Final Allocation unless otherwise required by Law. Each of Buyer and Seller (and their Affiliates) shall notify the other within 15 business days if it receives written notice that any Governmental Entity proposes any allocation that is different from the Final Allocation.

ARTICLE V

Representations and Warranties of Seller

Seller represents and warrants to Buyer as follows:

5.1 Organization, Standing and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has the requisite power and authority to own, lease, use, operate and transfer its properties, including the Acquired Assets, and to conduct the Business as currently conducted. Seller is qualified or registered to do business and is in good standing in the State of California, and the State of California is the only state in which the ownership of the System and the Acquired Assets or operation of the Business makes such qualification necessary.

5.2 Authority. Seller has all corporate power and authority necessary to execute this Agreement and the Ancillary Agreements to which it is or will be a party (the “Seller Ancillary Agreements”) and to consummate the transactions contemplated thereby and by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Seller have been duly authorized by all necessary corporate action, and the execution and performance of the Seller Ancillary Agreements by Seller will be authorized by all necessary corporate action prior to the Closing. This Agreement constitutes, and upon execution of each of the Seller Ancillary Agreements such agreements will constitute, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, such enforcement subject to bankruptcy, insolvency, reorganization, moratorium, or similar Laws of general application affecting creditors’ rights and the application of general principles of equity.

5.3 No Breach or Conflict. Except as set forth on Schedule 5.3 and subject to the receipt of the Material Consents and the consent to the Assignment of the Modified Headend Lease and, if the Manhole Access Agreement and Parking Lot Lease are to be assigned to Seller by Direct Assignment, to the consent of Verizon California Inc. to such assignments, neither the execution, delivery and performance of this Agreement and the Seller Ancillary Agreements, nor the consummation of the transactions contemplated hereby and thereby, will (a) cause Seller to materially breach any Law or Court Order that is applicable to the System, (b) conflict with or result in a violation of Seller’s certificate of incorporation or bylaws, (c) conflict with or result in a breach, termination, cancellation or acceleration (with the giving of notice, the lapse of time, or the happening of any further event or condition) of any right, obligation or benefit of or under (i) any Material Acquired Contract, the Franchise or any material Permit used by Seller or held for use by Seller in the Business or (ii) any Seller Benefit Plan that could result in liability to Buyer, or (d) result in the creation of any Lien (other than a Permitted Lien), or give to others any interest or rights, in or with respect to any of the Acquired Assets.

5.4 Material Consents. Schedule 5.4 contains a list of (i) all Consents required in respect of Material Acquired Contracts, and (ii) all Consents required from Governmental Entities (collectively, the “Material Consents”).

5.5 Accounts Receivable. All of the Accounts Receivable related to the Business (including the Accounts Receivable set forth in the Pro Forma Working Capital Statement, a copy of which is attached to Schedule 5.5) (a) are reflected and properly recorded on the books and records of the Business; (b) represent sales actually made in the ordinary course of business consistent with past practice for goods or services delivered or rendered in bona fide arm’s-length transactions with Third Parties; (c) constitute to Seller’s Knowledge valid undisputed claims, except for any disputes or claims arising in the ordinary course of business and consistent with past experience, (d) are not subject to any assertions of material set-off, reduction, counterclaim, claim or dispute; (e) have not been extended or rolled over in order to make them current; (f) are current (except as set forth in the Aging Report provided to Buyer prior to entering into this Agreement and any subsequent Aging Report delivered by Seller pursuant to Section 7.7); and (g) are or will be represented in the ordinary course by one or more invoices, each of which has been generated, and provides for payment to be made, in the name of Seller. The Accounts Receivable data set forth in the Aging Report provided to Buyer prior to entering into this Agreement and the Pro Forma Working Capital Statement is true and correct in all material respects as of the date thereof and has been prepared in accordance with GAAP consistent with past practice, excluding, as applicable, allocations for accounting, legal, regulatory, marketing overhead and other corporate overhead.

5.6 Tangible Assets. Except for tangible Acquired Assets with a value less than $65,000 in the aggregate, the tangible Acquired Assets that are used in the operation of the System are in good operating condition and repair, normal wear and tear excepted other than, as of the Closing Date, obsolete assets (including set top boxes that become inoperable in the ordinary course of business) no longer usable in the operation of the System, or other assets which have been sold or disposed of in the ordinary course of business with suitable replacements for such other assets being obtained therefore as reasonably necessary or advisable for the continued operation of the System as it is currently being operated. Seller has not received any written notice of a material violation of any ordinance, regulation or building, zoning or other similar Law with respect to such assets. Seller has good title to (or, in the case of the Leased Real Property, valid leasehold interests in such Leased Real Property) the material tangible Acquired Assets free and clear of all Liens other than Permitted Liens; provided that no representation shall be deemed given as of the Closing Date with respect to obsolete assets no longer usable in the operation of the Business (including set top boxes that become inoperable in the ordinary course of business) or other assets that have been used and not replaced in the ordinary course of business or assets sold, disposed of, or contracts terminated or expired, in the ordinary course of business with suitable replacements for such other assets being obtained therefor as reasonably necessary or advisable for the continued operation of the System. The amount of Permitted Liens (other than Liens for Taxes that are not yet due and payable) does not exceed $50,000 in the aggregate.

5.7 Claims, Litigation and Disputes. There is no existing or pending claim, litigation, action, charge, arbitration, legal proceeding or, to Seller’s Knowledge, grievance or investigation, before any arbitrator, mediator or Governmental Entity or, to Seller’s Knowledge, threatened against Seller, which, if adversely determined, would or would reasonably be expected to adversely affect (i) Seller’s (or any of its Affiliates’) ability to perform its obligations hereunder or under the Seller Ancillary Agreements, (ii) the rights granted under the Acquired Contracts, (iii) the financial condition or business operations of the System or (iv) the ownership, use, maintenance or operation of the Acquired Assets, including the System, or the conduct of the Business by Seller or Buyer.

5.8 Acquired Contracts. Seller has provided to Buyer true, correct and complete copies of all Material Acquired Contracts, together with any amendments or modifications thereto. Each Material Acquired Contract is valid, binding upon Seller and in full force and effect, and neither Seller nor, to Seller’s Knowledge, any other party to any Material Acquired Contract is in material breach thereof or default thereunder and there does not exist any event, occurrence, condition, or act that, with the giving of notice, the lapse of time, or the happening of any further event or condition, would become a material breach or default by Seller under any Material Acquired Contract. As of the date hereof neither Seller nor any Affiliate of Seller has received any written notice of the intention of any party to terminate any Material Acquired Contract. The term “Material Acquired Contract” means, other than Excluded Assets, the (a) the Bulk Agreements and Right of Entry Agreements set forth on Schedule 2.1(d)(iii), (b) Seller’s programming agreements which constitute Acquired Contracts pursuant to Section 2.1(d)(vii), (c) any other Acquired Contract that provides for the payment of aggregate future annual payments or other consideration over the current term of such Acquired Contract to or from Seller in excess of $25,000 and (d) any Acquired Contract, the loss of which would or would reasonably be expected to have a Material Adverse Effect.

5.9 Compliance With Laws

(a) Except as disclosed on Schedule 5.9, the conduct of the Business as it is currently conducted and the operation of the System as it is currently operated do not violate or infringe in any material respect any Laws, any Court Orders or the Franchise currently in effect. Except as disclosed on Schedule 5.9, Seller has not received any written notice of any material violation by Seller or the Business of any Law, any Court Order or the Franchise applicable to the operation of the Business as it is currently conducted or the System as it is currently operated. Except as disclosed on Schedule 5.9, and to Seller’s Knowledge no Person or Governmental Entity has alleged any such material violation, and no event or circumstance has occurred since the Acquisition Date that with notice, lapse of time or both would constitute a material violation or event of default thereunder. Schedule 5.9 sets forth the 2004 Basic Signal Leakage Performance Report (FCC Form 320), which contains Seller’s signal leakage audit for the System as required under FCC Rule 76.611.

(b) Seller has delivered to Buyer complete and correct copies of (i) all FCC rate forms filed by Seller with respect to the System, (ii) all other FCC Forms filed by Seller with respect to the System and (iii) all correspondence by Seller with any Governmental Entity relating to rate regulation generally or specific rates charged to subscribers with respect to the System, including copies of any complaints filed with the FCC with respect to any rates charged to subscribers of the System, and any other documentation supporting an exemption from the rate regulation provisions of the Cable Act claimed by Seller with respect to any of the System. Schedule 5.9 sets forth a list of (a) all pending complaints with respect to any rates which have been filed by Seller with the FCC for the System and (b) any Franchising Authority that has filed FCC Form 328 for certification to regulate any of the rates of the System. Seller has received no notice from any

Governmental Entity with respect to an intention to enforce customer service standards pursuant to the Cable Act, and Seller has not agreed with any Governmental Entity to establish customer service standards that exceed the FCC standards promulgated pursuant to the Cable Act.

(c) Seller has delivered to Buyer complete and correct copies of all current reports and filings for the reporting periods beginning with that reporting period which included the Acquisition Date, that have been made or filed by Seller pursuant to the Copyright Act and the rules and regulations of the U.S. Copyright Office with respect to the System, and, regarding those reports and filings to be made or filed by Seller with the U.S. Copyright Office with respect to the System between the date of this Agreement and the Closing, Seller will deliver the same to Buyer within a reasonable time after filing.

5.10 Taxes, Fees and Utilities. Except as disclosed on Schedule 5.10, and with regard to the System and the Acquired Assets:

(a) (i) all material Tax Returns required to be filed by Seller have been timely filed, all such Tax Returns were true, correct and complete in all material respects when filed, and all Taxes shown as due and payable on such Tax Returns have been or will be paid by Seller when required by applicable Law, (ii) there are no Tax Liens upon any of the Acquired Assets except for Permitted Liens, (iii) Seller is not a “foreign person” within the meaning of Section 1445(b)(2) of the Code, (iv) none of the Acquired Assets is “tax exempt use property” within the meaning of Section 168(h) of the Code, and (v) no claim has ever been made by a taxing authority in a jurisdiction where Seller does not currently file Tax Returns that Seller is or may be subject to taxation by such jurisdiction in respect of the income, assets or operation of the Business. No portion of any Tax Return that relates to the Acquired Assets or the operation of the Business has been the subject of any audit, action, suit, proceeding, claim or examination by any governmental authority, and no such audit, action, suit, proceeding, claim, deficiency or assessment is pending or, to the Seller’s Knowledge, threatened. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return, and Seller has not waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment, or deficiency. Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, independent contractor, creditor, or other third party.

(b) Seller has paid in full any and all franchise fees and material license fees, business permit costs, unemployment and worker’s compensation insurance contributions and utility bills required to be paid.

(c) Schedule 5.10(c) contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by Seller in connection with the Business or the Acquired Assets.

5.11 Franchise and Permits.

(a) Schedule 5.11(a) contains a true and complete list of the Franchise and all material Permits required to operate the Business as it is operated on the date hereof and as would reasonably be expected to be required as of the Closing Time to operate the Business as it is operated on the date hereof. Except as set forth on Schedule 5.11(a) or contained in the Franchise or the material Permits, the Franchise and the material Permits are not subject to any conditions or restrictions other than such as may exist by virtue of acts of the United States Congress, the rules and regulations of federal regulatory agencies or laws and rules adopted by the various local governing authorities of the jurisdiction in which the System is located. Other than orders, actions, proceedings or investigations generally applicable to the cable television industry in the United States or in the State of California, there are no proceedings pending or, to Seller’s Knowledge, threatened, which would materially and adversely affect the validity of the Franchise or the material Permits or the terms and provisions thereof. Except as disclosed on Schedule 5.11(a), (i) the System and the other Acquired Assets are being operated and the Business is being conducted, in compliance with the Franchise and the material Permits in all material respects, (ii) neither Seller nor any of its Affiliates has received any written notice from a Governmental Entity threatening any enforcement action with respect to the Franchise or any material Permit, stating that the System is in noncompliance with the terms of the Franchise or any material Permit or stating that the Franchise or such material Permit will not be renewed, (iii) no Governmental Entity currently has any right to purchase the System or any portion thereof, (iv) neither the Franchise nor any material Permit is, to Seller’s Knowledge, under consideration to be revoked or adversely modified in any material respect and (v) there are no undisclosed material obligations with respect to the Franchise or any material Permit, other than those set forth in the Franchise or the material Permits.

(b) Except as set forth on Schedule 5.11(b), (i) Seller holds the Franchise and all material Permits necessary to operate the System in the manner in which it is operated on the date hereof, (ii) the Franchise and the material Permits are valid, binding and enforceable in accordance with their respective terms or by operation of Law, (iii) the Franchise was properly transferred to Seller and (iv) Seller has provided to Buyer true, correct and complete copies of the Franchise and the material Permits set forth on Schedule 5.11(a). Except as set forth on Schedule 5.11(b), no railway rights of way are used in connection with the operation of the Business.

5.12 Financial Statements.

(a) Schedule 5.12(a) sets forth true and complete copies of the unaudited balance sheets and statements of operations of the System for the months ended December 31, 2003, January 31, 2004, February 29, 2004 and March 31, 2004 (the “Financial Statements”). The Financial Statements were prepared in good faith using reasonable allocations and assumptions from the books and records of account of Seller, which books and records are kept in the normal course of business and in accordance with GAAP, excluding allocations for accounting, legal, regulatory, marketing overhead and other corporate overhead. Except as disclosed on Schedule 5.12(a), the Financial

Statements fairly and accurately reflect in all material respects the operating results of the System for the periods indicated.

(b) Except as disclosed in the Financial Statements or except for liabilities and obligations incurred since March 31, 2004 in the ordinary course of business and consistent with Seller’s past practice, the System and the Business do not have any material undisclosed liability or obligation, whether accrued, absolute, fixed or contingent, which would become Assumed Liabilities pursuant to Section 3.1.

5.13 Employees and Related Matters.

(a) Schedule 5.13(a) sets forth a complete and correct list of all Employee Benefit Plans maintained or contributed to by Seller or any ERISA Affiliate in respect of or for the benefit of Employees (the “Seller Benefit Plans”). Seller has made available to Buyer true, complete and correct copies of the current Seller Benefit Plan documents, summary plan descriptions and all related documents.

(i) Each Seller Benefit Plan has been maintained and operated in all material respects in compliance with applicable Law, including the Code and ERISA, and in accordance with the terms of such plan. Each Seller Benefit Plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or an application for such a letter is pending or will be filed within the applicable remedial amendment period).

(ii) No Seller Benefit Plan is (A) a multiemployer plan, as defined in Section 3(37) of ERISA or (B) a multiple employer plan subject to Sections 4063 or 4064 of ERISA.

(iii) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Seller Benefit Plans or by Law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Closing Date which are not yet due will be paid by the required due date. No accumulated funding deficiencies (whether or not waived) exist in any Seller Benefit Plan subject to Section 412 of the Code or Section 302 of ERISA. Neither Seller nor any ERISA Affiliate thereof has provided, or is required to provide, security to any Seller Benefit Plan under Section 401(a)(29) of the Code.

(iv) No event has occurred nor shall any event occur as a result of the transactions contemplated by this Agreement which will result in the imposition upon Buyer or any Affiliates of Buyer of any material liability directly or indirectly attributable to or relating to the Seller Benefit Plans or any other Employee Benefit Plan maintained or sponsored by, or contributed to by, Seller or any ERISA Affiliate thereof.

(v) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Seller or any ERISA Affiliate thereof with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Seller or an ERISA Affiliate thereof for the Business. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended, other than pursuant to PBGC Regulation Section 4043.66, has been required to be filed for any Seller Benefit Plan within the four-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. Neither Seller nor any ERISA Affiliate thereof, when operating the Business, has engaged in a transaction described in Section 4069 of ERISA.

(b) There are no pending actions, claims or lawsuits which have been asserted or instituted against the Seller Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Seller Benefit Plans with respect to the operation of such plans (other than routine benefit claims), nor to Seller’s Knowledge are there any facts which could form the basis for any such claim or lawsuit.

(c) There are no collective bargaining agreements currently in effect with respect to Seller or with respect to any Employees. None of the Employees is represented by a labor union or labor organization. Neither Seller nor any Affiliate thereof is subject or is a party to any collective bargaining agreement covering any Employee. There are no labor strikes, slowdowns, work stoppages or lockouts currently pending or, to Seller’s Knowledge, threatened by or with respect to any Employees. To Seller’s Knowledge, since the Acquisition Date, there have not been any labor union organizational campaigns by or directed at any Employees. There is no unfair practice complaint pending with respect to any Employees or, to Seller’s Knowledge, threatened before the National Labor Relations Board or any other Governmental Entity. There is no grievance arising under any collective bargaining agreement pending against or involving Seller or its Affiliates with respect to any Employees. To Seller’s Knowledge no representation petition with respect to any Employee has been filed with the National Labor Relations Board, and Seller has not experienced any primary work stoppage.

(d) Schedule 5.13(d) contains a list of (i) all of Employees and their salary and bonus and other monetary compensation as of March 31, 2004 (including an indication as to whether any such Employee is on leave) and (ii) all independent contractors (other than independent contractors who have only worked in West Point, Georgia) who performed services for the Business for the four months ended March 31, 2004.

(e) Except as set forth on Schedule 5.13(e), (i) there is no employment or employment related agreement with any Employee nor any agreement with any independent contractor, and none is being negotiated, (ii) there is no existing, or to Seller’s Knowledge, threatened litigation involving any Employee, (iii) there is no existing, or to Seller’s Knowledge, threatened charge involving any Employee filed with any Governmental Entity, (iv) there is no existing, or to Seller’s Knowledge, threatened internal charge, claim, action suit, complaint, arbitration, inquiry, proceeding or investigation involving any Employee filed in writing and (v) neither Seller nor any Affiliate thereof is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to any Employee or any employment practice.

5.14 Environmental Matters. Seller’s operation of the Business, including on the Leased Real Property, has been and is currently being conducted in full compliance with (i) all Environmental Laws and (ii) all environmental, health and safety Permits required under all applicable Environmental Laws to conduct the Business as it is being conducted, except for any noncompliance that has not had, would not have, or would not reasonably be expected to have, a Material Adverse Effect. All such Permits are in full force and effect. Since the Acquisition Date: (i) no notice, notification, demand, request for information, citation, summons or order has been issued with respect to the Business or its assets or operations; (ii) no written complaint has been filed; (iii) no material penalty has been assessed; and (iv) to Seller’s Knowledge, no investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure to have any environmental, health or safety Permit required under any applicable Environmental Law, in each case, in connection with the operation of the Business.

5.15 Brokerage Fees. Except for DH Capital, LLC, whose fee will be paid by Seller pursuant to a separate agreement, no Person or other entity acting on behalf of Seller is entitled to any brokerage or finder’s fee or commission in connection with the transactions contemplated by this Agreement.

5.16 Exclusive Dealing. Neither Seller nor any of its Affiliates is a party to any currently effective agreement involving, directly or indirectly, the sale or transfer of any securities issued by Seller, the Acquired Assets (other than Inventory in the ordinary course), or the System to any Person other than Buyer.

5.17 Title to and Condition of Real Property.

(a) Seller does not own any fee title in any real property used by Seller or held for use by Seller in the Business.

(b) As to all of the Leased Real Property, Seller holds a valid leasehold interest in such property, not subject or subordinate to any Lien, except for Permitted Liens.

(c) Schedule 5.17(c) identifies all the Leased Real Property and the parties to each of the Leases. To Seller’s Knowledge, all of the Leased Real Property is zoned so as to permit the current use of such property. To Seller’s Knowledge, all buildings, improvements (and the structural elements and mechanical systems thereof), fixtures, machinery, equipment and systems that are a part of, or located on, the Leased Real Property are in good condition and repair and in good working order, ordinary wear and tear excepted, and except, in each case, where a failure to be in such condition would not reasonably be expected to be material to the operation of the System, assuming Buyer continues to conduct the business and operation of the System as currently conducted.

(d) Seller has made available to Buyer true and complete copies of all Leases (including any and all amendments or modifications).

(e) Seller is in compliance in all respects with the easements on the Leased Real Property, and to Seller’s Knowledge, no event or circumstance has occurred that with notice, lapse of time, or both would constitute an event of default thereunder by Seller, in each case except for any noncompliance or default which has not had and would not, or would not reasonably be expected to, have a Material Adverse Effect.

5.18 Intellectual Property and Trademarks.

(a) Seller has not received any written notice that it has infringed any rights with respect to the Intellectual Property or Trademarks of any Third Party as a result of Seller’s conduct of the Business.

(b) Seller owns or otherwise possesses all rights necessary to transfer all its rights in and to the Acquired Intellectual Property. The Acquired Intellectual Property, the Third Party Intellectual Property and the Excluded Marks are all of the Intellectual Property used by Seller to conduct the Business.

(c) To Seller’s Knowledge, no Person is misappropriating, violating or infringing upon, or has violated or infringed upon, any of the Acquired Intellectual Property not owned by a Third Party.

(d) Seller has one or more privacy policies governing the collection and use of information by Seller and its Affiliates, including Customer Proprietary Information. To Seller’s Knowledge, Seller has not collected or used any such information, including any Customer Proprietary Information, in any manner in violation of any such privacy policies.

5.19 System.

(a) Schedule 5.19(a) sets forth a true and accurate statement, to Seller’s Knowledge as of the date set forth in said Schedule, of the following information with respect to the System:

(i) the maximum number of route miles of plant included in the Acquired Assets and served by the System’s headend;

(ii) the approximate number of Homes Passed;

(iii) the approximate miles of plant operating at the applicable MHz capacity and the channel capacity of the System;

(iv) the number of EBUs served by the System by subscriber type;

(v) the architecture for the System; and

(vi) the approximate number of manholes used in the System by Seller.

(b) Schedule 5.19(b) sets forth a true and accurate description of the following information relating to the System, as of the date of this Agreement:

(i) (A) a description of the Broadcast Basic Service, Expanded Basic Service, pay TV and a la carte services available from the System, (B) a rate code table showing all rate codes including retail rates and discounts as of May 7, 2004, (C) retail rate cards for May 7, 2004, and (D) subscriber counts by tier of service for May 7, 2004; and

(ii) the stations and signals carried by the System, the channel position of each such signal and station and all FCC restricted frequencies utilized by the System.

The System is capable of providing all channels, stations and signals reflected as being carried on the System on Schedule 5.19(b).

(c) Franchise and Conduit Fees. Except for regularly scheduled franchise fee payments that have accrued under the Franchise, there are no franchise fees payable with respect to the Franchise, and there are no fees payable with respect to any conduit agreement. Neither Seller nor any Affiliate of Seller has been notified in writing by any Governmental Entity or other Person regarding any material adjustment to the amount of franchise fees to be paid by Seller to such Governmental Entity or third party.

(d) Request for Signal Carriage. Neither Seller nor any Affiliate of Seller has received any FCC order since the Acquisition Date requiring the System to carry a television broadcast signal or to terminate carriage of a television broadcast signal and, to Seller’s Knowledge, no television broadcast station has filed a written complaint with the FCC since the Acquisition Date claiming that Seller carried or refused to carry a television broadcast signal in violation of the requirements of the FCC’s mandatory broadcast signal carriage rules.

(e) Commitments. Except as described on Schedule 5.19(e), (i) Seller has no unfulfilled binding material commitments for capital improvements that Seller is obligated to make in connection with the System, (ii) Seller has not made any commitment to the Franchising Authority or other Governmental Entity to maintain a local office in any location and (iii) Seller has not made any commitment to the Franchising Authority or other Governmental Entity to pay franchise fees or other amounts to any such authority after the date hereof in excess of the amounts set forth in the Franchise.

(f) Conduit. The Manhole Access Agreement is the only conduit agreement, conduit sharing arrangement, indefeasible right to use conduit, manhole or handhole agreement, or similar agreement used by Seller in the Business. [*] Seller has not granted any party the right to use in any manner any of Seller’s conduit, coaxial or electronics facilities. Seller has delivered to Buyer copies of all conduit maps, schematics and inventories that Seller received from Verizon Media Ventures Inc. when Seller purchased the System from Verizon Media Ventures Inc.

5.20 Conduct of Business in Ordinary Course of Business. Since February 29, 2004, Seller has conducted the Business in the ordinary course of business consistent with Seller’s past practice, and has not (i) made any material increase in compensation payable or to become payable, or benefits provided or to become provided, to any of the Employees, or any material change in personnel policies, insurance benefits or other compensation arrangements affecting the Employees, in each case other than in the ordinary course of business and other than with respect to the changes made with respect to Independent Contractors as contemplated by Section 7.2 or (ii) made any sale, assignment, lease or other transfer of, or incurred any indebtedness or Lien (other than a Permitted Lien) with respect to, any of the Acquired Assets (other than Inventory sold or used in the ordinary course of business consistent with Seller’s past practice), other than obsolete assets (including set top boxes that become inoperable in the ordinary course of business) no longer usable in the operation of the System or other assets sold or disposed of in the ordinary course of business or contracts terminated or expired in the ordinary course of business with suitable replacements for such other assets being obtained therefor as reasonably necessary or advisable for the continued operation of the System. The Acquired Assets to be transferred to Buyer at the Closing constitute all of the material tangible personal property acquired by Seller from Verizon Media Ventures Inc., other than obsolete assets no longer usable in the operation of the Business, assets that have been used and not replaced in the ordinary course of business or assets sold or disposed of, or contracts that have terminated or been cancelled in the ordinary course of business with suitable replacements being obtained therefor as reasonably necessary or advisable for the continued operation of the System, none of which Acquired Assets have been transferred to an Affiliate of Seller.

5.21 Letters of Credit, Bonds, Etc.. There are no letters of credit or franchise, construction, fidelity, performance, surety or other bonds, or guarantees in lieu of bonds, posted or required to be posted by Seller or its Affiliates in connection with the operation of the Business.

5.22 No Material Adverse Effect. Since February 29, 2004, there has not been any event or circumstance which has had, or would or would reasonably be expected to have, a Material Adverse Effect.

5.23 Condition and Suitability of Assets. Except for the Excluded Assets and the Employees and Independent Contractors, the Acquired Assets constitute all of the assets necessary to conduct the Business.

5.24 Disclaimer. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, OR IN INSTRUMENTS OR CERTIFICATES DELIVERED BY SELLER AT THE CLOSING, NEITHER SELLER NOR ANY OF ITS AFFILIATES MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE BUSINESS, THE ACQUIRED ASSETS OR OTHERWISE WITH RESPECT TO ANY OTHER INFORMATION PROVIDED TO BUYER, WHETHER ON BEHALF OF SELLER OR ITS AFFILIATES, INCLUDING AS TO (A) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR USE OR PURPOSE, (B) THE OPERATION OF THE BUSINESS BY BUYER AFTER THE CLOSING IN ANY MANNER, OR (C) THE PROBABLE SUCCESS OR

PROFITABILITY OF THE OWNERSHIP, USE OR OPERATION OF THE ACQUIRED ASSETS BY BUYER AFTER THE CLOSING. Neither Seller nor any other Person will have or be subject to any liability or indemnification obligation to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, including the Offering Memorandum dated February 2004 prepared by DH Capital, LLC relating to the Business and any information, document or material made available to Buyer in “data rooms,” management presentations, functional “break out” discussions, site visits, responses to questions submitted by or on behalf of Buyer, whether orally or in writing, or in any other form in expectation of the transactions contemplated by this Agreement.

5.25 Intercompany Transactions. Except as set forth on Schedule 5.25, Seller is not a party to any lease, sublease or contract with Knology, Inc., any of its subsidiaries or any of their respective directors and executive officers.

ARTICLE VI

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

6.1 Organization, Standing and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, has the requisite power and authority to conduct its business as currently conducted and as contemplated by this Agreement, and to own, lease, operate or hold the Acquired Assets. Buyer is duly qualified or registered and in good standing in California, which state is the only state in which the character of the properties owned or leased by Buyer makes such qualification necessary.

6.2 Authority. Buyer has all corporate power and authority necessary to execute this Agreement and the Ancillary Agreements to which it is or will be a party (the “Buyer Ancillary Agreements”) and to consummate the transactions contemplated thereby and by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of Buyer, and the execution and performance of the Buyer Ancillary Agreements will be authorized by all necessary corporate action prior to Closing. This Agreement constitutes, and upon execution each of the Buyer Ancillary Agreements such agreements will constitute, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, such enforcement subject to bankruptcy, insolvency, reorganization, moratorium, or similar Laws of general application affecting creditors’ rights and the application of general principles of equity.

6.3 No Breach or Conflict. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements and consummation of the transactions contemplated thereby and by this Agreement will not (a) cause Buyer to breach any Law or Court Order, (b) conflict with or result in a violation of the certificate of incorporation or bylaws (or similar organizational and governing documents) of Buyer, or (c) conflict with or result in a material breach of any of the terms, conditions or provisions of any material Contract or material Permit to which Buyer is a party or by which it may be bound, or constitute a default thereunder.

6.4 Third-Party Consents. Subject to obtaining any such consent, each Person whose consent to the execution, delivery or performance of this Agreement and the Ancillary Agreements by Buyer is legally or contractually required has been or will be obtained prior to Closing.

6.5 Claims, Litigation and Disputes. Except for actions, proceedings or investigations affecting the cable television industry in general, there is no claim or litigation or investigative proceeding pending or, to the knowledge of Buyer, threatened against Buyer which would materially affect Buyer’s ability to perform its obligations hereunder and under the Ancillary Agreements.

6.6 Financing. Buyer will have adequate financing from cash on hand to enable it to fulfill its obligations under this Agreement and the Ancillary Agreements. Buyer will have sufficient financial resources to operate the System after the Closing Time.

6.7 Brokerage Fees. No Person or other entity acting on behalf of Buyer is entitled to any brokerage or finder’s fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.

6.8 Qualification. Buyer believes that it will qualify as an owner or transferee, as applicable, of the Franchise and the Permits listed on Schedule 5.11(a) that are to be assigned to Buyer pursuant to this Agreement; provided, however, that nothing in this Section 6.8 shall be construed as a representation or warranty that the ownership or transfer, as applicable, of the Franchise or any such Permit will actually be approved by the Franchising Authority or any other Governmental Entity.

6.9 Buyer’s Investigation. Buyer represents that it is a sophisticated entity that was advised by knowledgeable counsel and financial advisors and hereby acknowledges that it has conducted an investigation of the physical plant of the System which investigation included evaluation of the condition and performance of such physical plant. Buyer acknowledges that Seller makes no warranty, express or implied, as to the condition of the Acquired Assets except as expressly set forth: (i) in this Agreement; (ii) in the Ancillary Agreements; or (iii) in instruments or certificates delivered by Seller at the Closing. Buyer has not relied upon, and Seller shall not be liable for or bound in any manner by, any express or implied verbal or written information, warranties, guarantees, promises, statements, inducements, representations or opinions pertaining to the System or the Acquired Assets, except as may be contained in this Agreement, the Ancillary Agreements and the instruments and certificates delivered by Seller hereunder.

ARTICLE VII

Covenants of Seller

Except and to the extent Buyer may otherwise permit in writing, Seller covenants and agrees as follows:

7.1 Access. Between the date of this Agreement and the Closing, Seller shall give to Buyer, its officers, agents, employees, counsel, accountants, engineers and other representatives, reasonable access to the premises and books and records relating to the System and, to the extent permitted by Law, cause Seller’s employees to furnish to Buyer such information related to the System as Buyer shall from time to time reasonably request for the purposes of preparing for the transition of the System to Buyer or any other reasonable purpose relating to the transactions contemplated by this Agreement, including strand mapping that is performed in an unintrusive manner and in a manner that does not affect the operation or performance of the System; provided, however, that any such investigation shall be conducted (a) during normal business hours and (b) in such a manner as not to interfere with the operation of the System. Notwithstanding the foregoing, (i) no environmental sampling or other testing may be performed without Seller’s prior written consent, which consent may be given or withheld in Seller’s sole discretion, and (ii) Buyer will not contact any employee, independent contractor, customer or supplier of Seller with respect to this Agreement without the prior written consent of Seller, which consent shall not be unreasonably withheld, provided that the preceding limitation shall not apply to reasonable contacts made by Buyer with independent contractors and suppliers of Seller if such contacts do not interfere with or negatively affect the conduct of the Business or the operation of the System. Buyer agrees to indemnify and hold Seller harmless in full from and against all losses, liabilities, damages, costs, assessments, fines, interest, penalties, deficiencies and other obligations and expenses (including customer claims, losses of subscribers, termination of services and reasonable out-of-pocket attorneys’ fees and expenses) (collectively, “Losses”) arising out of any testing and sampling by Buyer to which Seller may consent to pursuant to this Section 7.1. Buyer agrees that any Losses suffered by Seller as contemplated by the previous sentence shall not: (i) constitute a breach by Seller of any of its representations, warranties or covenants under this Agreement or any Ancillary Agreement; (ii) cause the failure of any closing condition set forth in Article X to be met; or (iii) cause, or be the basis for, any adjustment to the Cash Payment set forth in Section 4.3 (including due to any loss of subscribers). Buyer acknowledges that any information made available to Buyer pursuant to this Section 7.1 is subject to the terms of the Non-Disclosure Agreement and Section 8.3.

7.2 Conduct of Business Pending Closing. Except as contemplated on Schedule 7.2, until the Closing, Seller shall continue to operate the System and conduct the Business in the ordinary course of business, consistent with past practice. Seller shall use commercially reasonable efforts to preserve a business relationship with the customers of the Business, Governmental Entities, employees and others having business relations with Seller in connection with the System. Without limiting the scope of the foregoing, Seller shall:

(a) Use, preserve and maintain the System and the other Acquired Assets on a basis consistent with past practice and keep the Acquired Assets, in all material respects, in good working condition, ordinary wear and tear excepted;

(b) Continue to maintain the insurance covering the Acquired Assets in effect as of the date of this Agreement;

(c) Pay all debts and obligations incurred by it in the operation of the System in the ordinary course of business consistent with past practice;

(d) Not commit any act or omit to do any act, nor permit any act or omission to act, which effectuates or may cause an amendment or modification to, or a breach or termination of (excluding any expiration due to the passage of time), any of the Material Acquired Contracts nor enter any Contract outside the ordinary course of business, provided that anything in this Agreement notwithstanding, Seller shall be allowed to review, modify and enter into programming agreements in the ordinary course of business; provided further that anything in this Agreement notwithstanding, prior to entering into any Contract that would be a Material Acquired Contract hereunder if it were in existence on the date hereof, Seller shall consult with Buyer in advance and provide Buyer with reasonably sufficient time under the circumstances to provide input as to the substance of such Contract, and, in the event that Seller elects to enter into any such Contract that Buyer does not believe (and Buyer has informed Seller that Buyer does not believe) to be in the best interests of the Business, then nothing herein shall prohibit Seller from entering into such Contract, but Seller shall use commercially reasonable efforts to enter into such Contract on a month-to-month basis;

(e) Maintain the books, accounts and records with respect to the Acquired Assets and the System in the usual manner and on a basis consistent with past practice;

(f) Not enter into any agreement or agreements (or discussions regarding any such agreement) for the sale of any of the Acquired Assets, except for sales of obsolete Equipment no longer usable in the operation of the Business provided that any item of Equipment so sold shall be replaced with an item of Equipment of like value and quality;

(g) Not decrease the rate for Expanded Basic Service, provided that Seller shall not be precluded from (i) seeking usual and ordinary rate increases, or (ii) decreasing rates as required by applicable Laws or in connection with marketing programs if Seller has satisfied the notification requirements of Section 7.2(p).

(h) Bill and collect from customers of the System on a basis consistent with past practices, and not pay or cause to be paid a customer’s bill on behalf of such customer in order to cause such customer to be included in the calculations set forth in Section 4.3(a) and Section 4.4;

(i) Promptly inform Buyer in writing of any event that could be reasonably expected to result in a Material Adverse Effect;

(j) Maintain Inventory and spare equipment for the System in a manner adequate to support customer service levels consistent with Seller’s past practice;

(k) Maintain capital expenditures in the ordinary course of business and as necessary to comply with the Franchise and all material Permits;

(l) Not create, assume or permit to exist any Lien upon any Acquired Assets except for Permitted Liens;

(m) Continue to engage advertisers of the Business in a manner that is consistent with past practice;

(n) Not change any method of Tax accounting or make a Tax election or change an existing Tax election with respect to the Business;

(o) Timely notify and, at Buyer’s timely request, discuss all subscriber installation, collection and disconnection practices;

(p) Timely notify and, at Buyer’s timely request, discuss all planned material sales and marketing programs, including all new sales offers, discount plans or customer retention plans. Nothing herein is intended to give Buyer the right to make or prevent any such decision or plan;

(q) Not add any programming channels in addition to those set forth on Schedule 5.19(b), unless Seller provides Buyer with notice of such proposed addition and within thirty (30) days of Buyer’s receipt of such notice, Buyer does not object to such addition by written notice to Seller; and

(r) Not agree or commit to take any action inconsistent with the foregoing.

Any restriction in this Agreement to the contrary notwithstanding, Buyer acknowledges and agrees that prior to the Closing: (i) Seller may (but shall not be required to) [*].

7.3 Further Assurances. Subject to the terms and conditions of this Agreement, before, at and after the Closing, Seller shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, the Ancillary Agreements and the other documents and instruments to be delivered pursuant hereto, including, any additional bills of sale, deeds or other transfer documents that, in the reasonable opinion of Buyer, may be necessary to ensure, complete and evidence the full and effective transfer of the Acquired Assets to Buyer pursuant to this Agreement. Without limiting the generality of the foregoing, following the Closing Seller will promptly send and remit to Buyer, in the same form received by Seller, all payments Seller receives with respect to the Accounts Receivable.

7.4 Confidentiality. Seller covenants and agrees that it will not make use of or divulge, or permit any of its agents or employees to make use of or divulge, any Acquired Intellectual Property except as permitted by the Intellectual Property Agreement. The obligations contained in this Section 7.4 are in addition to and independent of the obligations contained in the Non-Disclosure Agreement. Seller covenants and agrees that Seller shall not retain any Acquired Records in its possession.

7.5 Risk of Loss

(a) The risk of any loss, damage or impairment, confiscation or condemnation of any of the Acquired Assets from any cause whatsoever, including, without limitation, any loss or damage to, or impairment of the operations, financial condition or results of operations related to the foregoing, shall be borne by Seller at all times prior to the Closing Time. Seller shall promptly notify Buyer in the event of any loss, damage or impairment, confiscation or condemnation of any of the Acquired Assets from any cause whatsoever (other than incidental loss incurred and consistent with past experience in connection with conducting the Business) prior to the Closing Time. Such notice shall report the loss or damage incurred, the cause thereof (if known) and the insurance coverage related thereto.

(b) In the event of any damage or destruction of any Acquired Assets prior to the Closing Time, with respect to which the actual cost to repair or replace such Acquired Assets and to restore the services provided thereby to their levels immediately prior to such event (the “Normal Business Level”) (collectively, the “Total Losses”) is reasonably estimated to be more than the Basket Amount, and if such Acquired Assets have not been repaired, restored or replaced to their prior condition and the System’s normal and usual operation and the Normal Business Level have not been resumed by the Closing Date, Buyer may elect at its option:

(i) to consummate the Closing (assuming all conditions set forth in Articles IX and X have been met or waived by the applicable Party) and complete the restoration and replacement of such damaged Acquired Assets after the Closing Date, in which event (A) Seller shall deliver to Buyer all insurance proceeds received from a Third Party, if any, received in respect of such Total Losses, to the extent such proceeds were not already expended by Seller in connection with remedying such Total Losses (such expenditure to be in reasonable and documented amounts) and (B) Seller shall reimburse Buyer for all reasonable and documented expenses and costs relating to the Total Losses, to the extent not covered by the insurance proceeds from Third Parties remitted in the preceding clause (i); provided that Seller shall not be obligated to pay more than the Basket Amount pursuant to this Section 7.5(b)(i)(B); or

(ii) to delay the Closing until such Acquired Assets are repaired or restored to their prior condition and the System’s normal and usual operation and the Normal Business Level is resumed; provided, that in no event may the Closing be delayed pursuant to this Section 7.5(b) beyond the End Date; and provided, further, that, to the extent such Acquired Assets are not so repaired or restored as of the Closing, Seller shall remit to Buyer the amounts contemplated by clause (i) above.

The exercise by Buyer of any of its rights, pursuant to clause (b)(i) and/or (b)(ii) above shall not constitute a waiver of any conditions to Closing or of any other rights or remedies available to Buyer pursuant to this Agreement.

(c) In the event of any damage or destruction of any Acquired Assets prior to the Closing Time, Seller shall promptly take all actions necessary to repair and restore the Acquired Assets to their prior condition by the Closing Date so as to resume the System’s normal and usual operation and the Normal Business Level; provided, that Seller shall not be obligated to pay more with respect to such repair or restoration than the sum of (x) the Basket Amount and (y) all insurance proceeds received from a Third Party, if any, in respect of such Total Losses pursuant to this Section 7.5(c).

7.6 Third-Party Consents.

(a) Seller shall give all notices to Governmental Entities and any other Person required to be given by it under the Material Acquired Contracts or otherwise in connection with the transactions contemplated hereby. In order to facilitate the orderly assignment and transfer of all rights and privileges necessary to own and operate the Business and to facilitate the securing of all Consents by any Governmental Entity, in each case other than with respect to the New Franchise, Seller shall proceed after the execution of this Agreement to prepare, file and prosecute each request and application therefor together with such information as may be necessary and appropriate to effect such approvals. Seller shall on a timely basis cooperate and work with Buyer to obtain all other Consents from the appropriate Third Party, including all Required Consents. With respect to the Professional Service Agreement between Seller and DST Innovis, Inc. dated December 1, 2003, if Seller is unable to obtain a consent to the assignment of such agreement to Buyer at the Closing, Seller will offer Buyer an alternative arrangement for the continuation of billing services for a reasonable period of time following the Closing, which arrangement may be through a subcontracting relationship with Seller at Seller’s cost or through a direct relationship with Seller at Seller’s cost or with a Third Party. Seller shall consult with Buyer and provide Buyer and its agents with the opportunity for review and comment with respect to all notices, filings and submissions made in connection with securing any Consents from Governmental Entities or other Persons. Seller shall use commercially reasonable efforts to obtain, and will cooperate and negotiate with Buyer in good faith in an effort to obtain, the Assignment of Manhole Agreement and the Assignment of Parking Lot Lease.

(b) Seller shall use its commercially reasonable efforts to obtain all Consents as expeditiously as possible and, to the extent not obtained by the Closing, Seller shall continue to use its commercially reasonable efforts to obtain such Consents for six months after the Closing. During this six-month time period and pending or in the absence of any such Consent, the Parties shall cooperate with each other in any reasonable and lawful arrangements to provide to Buyer the benefits and liabilities of use of the Acquired Contract or Permit to which such Consent relates. Without Buyer’s prior written consent, no such Consent shall (at such time or in the future) impose any additional adverse restrictions or obligations on Buyer, other than as described in Section 8.1 or include any adverse change to the terms or benefits of the underlying instrument other than immaterial restrictions, obligations or changes. If, notwithstanding its commercially reasonable efforts, Seller is unable to obtain such Consents, Seller shall not be liable to Buyer for breach of the covenants set forth in this Section 7.6 (but Buyer shall have no obligation to effect the Closing unless the condition set forth in Section 10.3 hereof shall have been satisfied or waived). Notwithstanding anything to the contrary contained in this Agreement, nothing herein shall require Seller to pay any funds (other than its usual or customary attorneys fees, consulting fees, filing fees or other normal costs of doing business) or to give any other consideration in order to obtain any Consent, provided, however, that Seller and Buyer shall equally share all reasonable or customary fees imposed by any Governmental Entity incurred in connection with obtaining the Consents, other than the fees imposed by the Franchising Authority in connection with obtaining the New Franchise.

(c) Seller shall use commercially reasonable efforts to cooperate fully with Buyer in Buyer’s efforts to obtain the New Franchise and will help to arrange and facilitate Buyer’s negotiations with the Franchising Authority or any other Governmental Entity and other Third Parties with respect to the New Franchise.

7.7 Interim Financial Statements; Other Reports. Not later than 20 days after the end of each calendar month following the date hereof and through and until the Closing, Seller shall prepare and deliver to Buyer an updated Aging Report, unaudited balance sheets, income statements, statements of cash flows and statements of operations for the System, each as of the end of and for each calendar month following the date hereof and certified by Seller’s Chief Financial Officer (collectively, the “Interim Financial Statements”), and such Interim Financial Statements will be prepared in good faith using reasonable allocations and assumptions from the books and records of account of Seller, which books and records are kept in the normal course of business and in accordance with GAAP, excluding allocations for accounting, legal, regulatory, marketing overhead and other corporate overhead. Not later than ten (10) days after the end of each calendar month ended following the date hereof and through and until the Closing, Seller shall prepare and deliver to Buyer updated subscriber information, as of the end of and for each full calendar month following the date hereof. In addition, Seller shall deliver to Buyer for each calendar month following the date hereof a copy of the “green bar” reports received from U.S. Computer Services, d/b/a CableData (“CableData”), such delivery to be made promptly after the Seller’s receipt of such reports from CableData. Seller shall use its commercially reasonable efforts to arrange access by Buyer (upon reasonable notice and during CableData’s business hours) to knowledgeable personnel at CableData to discuss such reports and to facilitate the production of additional reports as may be reasonably be requested by Buyer and as can be produced without any disruption to the System.

7.8 Payroll Taxes. For purposes of payroll taxes with respect to all employees of Seller that become employees of Buyer, Seller shall not act in a manner inconsistent with Buyer’s treatment of the transactions contemplated hereby as a transaction described in Treasury Regulation Sections 31.3121(a)(1)-I(b)(2) and 31.3306(b)(1)-(1)(b)(2).

7.9 Accounts Receivable. Seller will write off an entire Customer Account if such Customer Account contains an Account Receivable which is 61 days or more past due, with the number of days past due being determined on the last day of the period for which the applicable billing relates; provided, however, that the Seller will not write off an Account Receivable with an amount which is 61 days or more past due if such amount does not relate to Basic Cable Service.

7.10 Tax Certificate. Prior to the Closing Date, Seller shall request from the California Franchise Tax Board or other applicable local Governmental Entity a clearance certificate or similar document that may be required by such Governmental Entity in order to relieve Buyer of any obligation to withhold any portion of the Cash Payment. Seller shall provide Buyer with such certificate prior to the Closing Date.

7.11 Exclusivity. Except as permitted pursuant to Section 7.2, Seller agrees that between the date of this Agreement and the earlier of (a) the Closing Date and (b) the termination of this Agreement, Seller shall not, and shall cause its officers, directors, employees, representatives, parent company and such entity’s wholly-owned subsidiaries (collectively, the “Seller Parties”) not to, discuss, pursue or enter into any contract with respect to a possible sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the capital stock of Seller or all or part of the Acquired Assets with any other Person (an “Acquisition Proposal”) or provide any information to any Third Party with respect to an Acquisition Proposal. Seller shall, and shall cause the Seller Parties to, (i) immediately cease and cause to be terminated any and all contracts, discussions and negotiations with Third Parties regarding the foregoing and (ii) promptly notify Buyer if any Acquisition Proposal, or any inquiry or contact with any Third Party with respect thereto is subsequently made to any Seller Party.

ARTICLE VIII

Covenants of Buyer

Except and to the extent Seller may otherwise permit in writing, Buyer covenants and agrees as follows:

8.1 Third-Party Consents.

(a) Buyer will pursue the grant of a new franchise from the City of Cerritos, California with such new franchise to have a [*] term and to provide Buyer with substantially the same rights and privileges that Seller enjoys under the Franchise (the “New Franchise”). [*]. If the Franchising Authority determines not to issue the New Franchise, and Buyer has failed to provide or has withdrawn the New Franchise Commitments, then Seller, upon written notice to Buyer, shall be entitled to terminate this Agreement, whereupon Seller immediately shall be paid the Deposit in full. Buyer and Seller agree that the payment of the Deposit, as contemplated in the preceding sentence, constitutes liquidated damages and not a penalty, and has been arrived at between them as a reasonable estimate of actual damages in light of the difficulty of determining with certainty the actual damages that Seller would suffer by reason of Buyer’s failure to make its withdrawal of the New Franchise Commitments. If Buyer has made and maintained the New Franchise Commitments, but the Franchising Authority nonetheless does not grant the New Franchise for any reason or no reason whatsoever, including a determination that Buyer does not satisfy the Standards and Assurances, then Seller shall not be entitled to the payment of the Deposit pursuant to this Section 8.1(a).

Buyer shall use commercially reasonable efforts to satisfy the concerns, if any, of the Franchising Authority or other Governmental Entity or other Third Parties as to Buyer’s ability to perform pursuant to the New Franchise and the Acquired Contracts, excluding any concerns relating to Seller’s operation of the System. If, notwithstanding their commercially reasonable efforts, Buyer and Seller are unable to obtain Consents, Buyer shall not be liable to Seller for breach of the covenants set forth in this Section 8.1 (but Seller shall have no obligation to effect the Closing unless the condition set forth in Section 9.3 hereof shall have been satisfied or waived).

(b) Buyer shall use commercially reasonable efforts to cooperate fully with Seller in obtaining any necessary Consents that Seller is responsible for obtaining hereunder. Buyer shall use its commercially reasonable efforts to attend such meetings as Seller may reasonably request in connection with obtaining the Consents, and Buyer shall provide such financial information as third parties may reasonably request in connection with the review of the requested Consent, but Buyer acknowledges that it may need to enter into direct agreements with other Governmental Entities or other third parties. Buyer shall bear any and all costs arising with respect to the performance of the New Franchise.

(c) Buyer shall use commercially reasonable efforts to obtain, and will cooperate and negotiate with Seller in good faith in an effort to obtain, the Assignment of Manhole Access Agreement.

8.2 Discharge of Assumed Liabilities. From and after the Closing Time, Buyer shall pay, perform and discharge the Assumed Liabilities relating to the System as they become due, including, without limitation, the discharge and performance when due of each and every obligation of Seller to be satisfied or performed on or after the Closing Time under the Acquired Contracts and which constitutes an Assumed Liability. Buyer shall not, without Seller’s consent, which shall not be unreasonably withheld, renew or extend (by action or inaction) any Acquired Contract, other than any Bulk Agreement or Right of Entry Agreement, unless Seller and Verizon Media Ventures Inc., if applicable, have been released from all of their respective obligations under such Acquired Contract by all parties to such Acquired Contract.

8.3 Confidentiality. Buyer covenants and agrees that until five years after the date of the Closing, it will not, directly or indirectly, except in connection with the transactions contemplated hereby or in conducting the business of operating the System as proposed to be conducted by Buyer, or to the extent required by Law, regulatory process or proceeding or Court Order (provided prior timely notice has been provided to Seller to permit Seller to limit such disclosure or to seek appropriate protective orders), make use of or divulge, or permit any of its agents or employees to make use of or divulge, nonpublic information concerning the business, financial or other affairs of or any of the methods of doing business used by Seller or any of its Affiliates except as otherwise permitted in the Intellectual Property Agreement as assigned to Buyer pursuant to the Assignment of Intellectual Property Agreement. The obligations contained in this Section 8.3 are in addition to and independent of the obligations contained in the Non-Disclosure Agreement and in the Intellectual Property Agreement. Notwithstanding the foregoing, this Section 8.3 shall not restrict Buyer’s use of any Acquired Asset, Buyer’s use of any financial statements relating to the Business prepared by the Buyer’s auditor or otherwise restrict Buyer’s ability to comply with Federal securities laws.

8.4 Bonds, Letters of Credit, Etc. Buyer shall use commercially reasonable efforts, and execute and deliver all commercially reasonable documents, to ensure that as of the Closing Time, Buyer has in place the bonds, letters of credit, indemnity agreements and similar instruments necessary to operate the System.

8.5 Further Assurances. Subject to the terms and conditions of this Agreement, before, at and after the Closing, Buyer will use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, the Ancillary Agreements and the other documents and instruments to be delivered pursuant hereto, including, any additional bills of sale, deeds or other transfer documents that, in the reasonable opinion of Seller, may be necessary to ensure, complete and evidence the full and effective transfer of the Acquired Assets to Buyer pursuant to this Agreement. Without limiting the generality of the foregoing, following the Closing Buyer will (i) promptly send and remit to Seller, in the same form received by Buyer, all payments Buyer receives with respect to the Excluded Accounts Receivable; and (ii) promptly pay all Lease Backstop obligations.

8.6 Intellectual Property. Subject to the rights and licenses expressly granted to Buyer pursuant to the Assignment of Intellectual Property Agreement, Buyer shall promptly return or destroy and shall not use any Intellectual Property, including any Third Party Intellectual Property, Software or Excluded Marks, of which Buyer acquires possession in connection with the Acquired Assets and which is not Acquired Intellectual Property.

8.7 Vehicles. Promptly after the Closing, Buyer shall file the appropriate vehicle title applications and registrations to change the name of the titled owner on each vehicle title certificate and change the motor vehicle registration (with respect to license plate information) on each vehicle being transferred to Buyer from Seller at the Closing pursuant to this Agreement. Buyer agrees that it shall remove and destroy Seller’s existing license plates from all vehicles received upon the earlier of receipt of new license plates or 60 days following the Closing.

8.8 Payroll Taxes. For purposes of payroll taxes with respect to all employees of Seller that become employees of Buyer, Buyer shall treat the transactions contemplated hereby as a transaction described in Treasury Regulation Sections 31.3121(a)(1)-1(b)(2) and 31.3306(b)(1)-1(b)(2).

8.9 Buyer’s Financing. On or prior to the date hereof, Buyer obtained from MC Venture Partners a commitment for financing sufficient to pay the Cash Payment in cash on the Closing Date and to make the Upgrade Commitment (the “Financing Commitment”). Buyer has delivered to Seller a copy of the Financing Commitment, and Seller acknowledges that the Financing Commitment is satisfactory to it. Buyer shall use its reasonable best efforts to maintain the Financing Commitment in full force and effect at all times during the period beginning when the Financing Commitment was obtained and continuing until the Closing. Within twenty-four (24) hours of the lapse of the Financing Commitment, Buyer shall provide Seller with written notice of such lapse, and Seller may thereafter terminate this Agreement upon seven (7) days’ written notice to Buyer, unless within such seven (7) day period Buyer provides Seller with evidence of a renewed or replacement commitment reasonably satisfactory to Seller. If Seller terminates this Agreement pursuant to this Section 8.9, or if all conditions to Closing have been fulfilled but Buyer is unable to deliver the Cash Payment at Closing, then Seller shall be entitled to retain the entire Deposit in accordance with Section 11.3(b).

ARTICLE IX

Conditions to Seller’s Obligations

The obligation of Seller to consummate the Closing shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions unless waived by Seller in writing (it being agreed that any such written waiver shall also constitute an irrevocable waiver by Seller with respect to, and Seller’s agreement to hold Buyer harmless against, any breach, violation or non-compliance by Seller of all representations, warranties, covenants and agreements of Buyer that were the subject of such waived condition):

9.1 Buyer’s Representations and Warranties. Each representation and warranty made by Buyer in Article VI hereto shall be true and correct in all material respects on and as of the Closing Date (disregarding for such purposes any qualifications as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) with the same effect as though each such representation or warranty had been made or given on and as of the Closing Date, other than representations and warranties made as of a specific date, which shall be true and correct as of such specific date.

9.2 Buyer’s Covenants. Buyer shall have performed and complied, in all material respects, with all of the covenants set forth herein which are to be performed or complied with by it before or as of the Closing Time.

9.3 Consents. The New Franchise shall have been granted to Buyer from the Franchising Authority.

9.4 Buyer’s Deliveries. Buyer shall have executed and delivered to Seller the Buyer Ancillary Agreements and the other documents and items referred to in Article XIII hereof.

9.5 No Proceedings. No action, suit or proceeding which has a reasonable likelihood of success is pending or threatened by or before any Governmental Entity to enjoin, restrain, prohibit or obtain substantial damages in respect of the transfer of the System or the Acquired Assets as contemplated by this Agreement or the Ancillary Agreements, or which would or would be reasonably likely to prevent or make illegal the consummation of any transactions contemplated by this Agreement.

ARTICLE X

Conditions to Buyer’s Obligations

The obligation of Buyer to consummate the Closing shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions unless waived by Buyer in writing (it being agreed that any such written waiver shall also constitute an irrevocable waiver by Buyer with respect to, and Buyer’s agreement to hold Seller harmless against, any breach, violation or non-compliance by Seller of all representations, warranties, covenants and agreements of Seller that were the subject of such waived condition):

10.1 Seller’s Representations and Warranties. Each representation and warranty made by Seller in Article V hereof shall be true and correct in all material respects on and as of the Closing Date (disregarding for such purposes any qualifications as to “materiality” or “Material Adverse Effect” set forth in such representations or warranties) with the same effect as though each such representation and warranty had been made or given on and as of the Closing Date other than representations and warranties made as of a specific date, which shall be true and correct as of such specific date.

10.2 Seller’s Covenants. Seller shall have performed and complied, in all material respects, with all of the covenants set forth herein which are to be performed by or complied with by it before or as of the Closing Time.

10.3 Consents. The Material Consents listed on Schedule 10.3 (the “Required Consents”) shall have been obtained in form and substance reasonably satisfactory to Buyer.

10.4 Seller’s Deliveries. Seller shall have executed or shall have caused its Affiliates to execute, as applicable, and delivered to Buyer the Seller Ancillary Agreements and the other documents referred to in Article XII hereof.

10.5 No Proceedings. No action, suit or proceeding which has a reasonable likelihood of success is pending or threatened by or before any Governmental Entity to enjoin, restrain, prohibit or obtain substantial damages in respect of the transfer of the System or the Acquired Assets as contemplated by this Agreement or the Ancillary Agreements, or which would or would be reasonably likely to prevent or make illegal the consummation of any transactions contemplated by this Agreement or the Ancillary Agreements.

10.6 Statutes, Proceedings, Etc. No statute, rule, regulation, executive order, judgment, decree or injunction shall have been enacted or promulgated from and after the date hereof and no action or proceeding shall have been brought by the Franchising Authority or other Governmental Entity, or shall be pending which would or would reasonably be expected to (i) prevent Buyer from holding or operating the Acquired Assets or from providing multi-channel video services or cable programming services or (ii) impose material limitations on the ability of Buyer effectively to acquire, hold or operate and conduct the Business.

10.7 FIRPTA Affidavit. Seller shall have furnished Buyer with a certificate, substantially in the form of Exhibit H, stating that Seller is not a “foreign” person within the meaning of Section 1445 of the Code, and such certificate shall set forth all information required by, and otherwise be executed in accordance with, Treasury Regulation Section 1.1445-2(b)(2).

10.8 Opinions. Morris, Manning & Martin, LLP, counsel for Seller, will deliver a legal opinion to Buyer at the Closing in substantially the form of Exhibit F. Kelley Drye & Warren LLP, regulatory counsel for Seller, will deliver a regulatory opinion to Buyer at the Closing in substantially the form of Exhibit G.

10.9 Manhole Access; Parking Lot Lease and Modified Headend Lease. Each of the following shall have occurred: (i) the Assignment of Manhole Access Agreement shall have been obtained; (ii) the Assignment of Parking Lot Lease shall have been obtained; and (iii) if

Buyer does not enter into a separate lease to replace the Headend Lease, the consent of the landlord to the assignment of the Modified Headend Lease shall have been obtained.

ARTICLE XI

Closing and Termination

11.1 Closing.

(a) Upon receipt of the Required Consents, Seller shall designate by written notice to Buyer the date for the closing (the “Closing”) of the sale and transfer of the Acquired Assets and Assumed Liabilities; provided, however, that the date of the Closing must be at least ten (10) days after the date of the written notice to Buyer setting the date of the Closing. Seller and Buyer shall attempt to schedule the Closing to occur on the last day of a calendar month so that the Closing Date occurs on the first day of the next succeeding calendar month. Subject to the satisfaction or waiver of the conditions set forth in Articles IX and X, the Closing will take place on the date established in accordance with this Section 11.1(a). The Closing will take place at the offices of Morris, Manning & Martin, LLP, 1600 Atlanta Financial Center, 3343 Peachtree Road, NE, Atlanta, Georgia 30326, at 10:00 a.m. Atlanta, Georgia time on such date. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Seller and Buyer shall meet on the date preceding the Closing Date at the offices of Seller to conduct a pre-Closing at which all deliveries to be made at the Closing will be reviewed by the parties and placed in escrow. At 11:59 p.m. California time on the date preceding the Closing Date, Seller shall terminate its operation of the System. At 12:01 a.m. California time (the “Closing Time”) on the Closing Date, Buyer shall commence operation of the System. At 10:00 a.m. on the Closing Date Atlanta, Georgia time:

(i) all instruments and payments held in escrow shall be distributed and disbursed to the Parties, and all deliverables required to be delivered under Article XII and XIII shall be delivered;

(ii) The Escrow Agent shall return the interest, dividends and other amounts earned on the Deposit to Buyer;

(iii) Buyer shall make the payments to, and on behalf of, Seller as contemplated by Section 4.2(b)(i) and 4.2(b)(ii);

(iv) The Escrow Agent, on behalf of Buyer and in partial payment of the Cash Payment, shall fund the Post-Closing Escrow by transferring at the direction of Seller $741,900.00 in immediately available funds from the Deposit to an account designated by the Escrow Agent; and

(v) contingent upon such matters occurring, the Closing shall be consummated.

11.2 Termination. This Agreement (and the transactions contemplated hereby) may not be terminated except as follows:

(a) Upon the mutual written consent of Seller and Buyer;

(b) By Seller, upon and effective as of the date of written notice to Buyer, if Seller is not then in material default of any of its representations, warranties or obligations under this Agreement, if Buyer is in material breach of this Agreement and such breach has not been cured within ten days following the delivery of notice thereof to Buyer;

(c) By Buyer, upon and effective as of the date of written notice to Seller, if Buyer is not then in material default of any of its representations, warranties or obligations under this Agreement, if Seller is in material breach of this Agreement and such breach has not been cured within ten days following the delivery of notice thereof to Seller; or

(d) By Seller in accordance with Section 8.1(a) or Section 8.9; or

(e) By either Party, if the Closing has not occurred on or before October 31, 2004 (the “End Date”).

11.3 Effect of Termination.

(a) Upon the termination of this Agreement in accordance with Section 11.2 hereof, and except as set forth in Section 11.3(c) below, the Parties shall be relieved of any further obligations or liability under this Agreement, except (1) the confidentiality obligations contained in Section 7.4 (with respect only to confidential information regarding Buyer) and Section 8.3 (with respect only to confidential information regarding Seller), (2) the confidentiality obligations under the Non-Disclosure Agreement, and (3) the expense allocation provisions under Section 17.1 shall survive such termination; provided, that, nothing herein shall relieve any Party from its obligations for a breach of this Agreement occurring prior to such termination.

(b) Upon any termination pursuant to Sections 8.1(a), 11.2(b) or 11.2(d), Seller shall be entitled to receive the entire Deposit as reimbursement for its out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, and Seller shall be paid the Deposit in accordance with the terms of the Escrow Agreement. Upon any termination pursuant to Sections 11.2(a), (c) or (e), Buyer shall be entitled to retain the entire Deposit and all interest, dividends and other amounts earned thereon, and Buyer shall be paid such amounts in accordance with the terms of the Escrow Agreement. Notwithstanding anything to the contrary set forth in Sections 15.3 or 17.11, the receipt of the Deposit by Seller shall constitute liquidated damages to Buyer in respect of all claims and shall be the sole and exclusive remedy available to Seller upon a termination under Sections 8.1(a), 11.2(b) or 11.2(d). In the event the Parties disagree as to whether a proper termination has occurred under Section 11.2, neither Buyer nor Seller will not be entitled to the payment of, nor shall the Escrow Agent be obligated to disburse, the Deposit or any interest, dividends or other amounts earned thereon until the Escrow Agent has received (i) joint written instructions from Buyer and Seller directing the Escrow Agent to disburse all or a portion of the Deposit and any income earned thereon to Buyer or Seller as the case may be, or (ii) a copy of an arbitrator’s final decision directing the disposition of the Deposit and income thereon.

(c) Notwithstanding anything to the contrary contained herein, the provisions of this Section 11.3, Article XV and Article XVII shall survive any termination of this Agreement.

ARTICLE XII

Seller’s Deliveries at Closing

At the Closing, Seller shall deliver the following to Buyer:

12.1 Bring-Down Certificate. A bring-down certificate executed by an executive officer of Seller certifying that the conditions specified in Sections 10.1, 10.2, 10.3 and, to such executive officer’s knowledge after reasonable inquiry, 10.5, have been satisfied.

12.2 Secretary’s Certificate. A certificate executed on behalf of Seller by Seller’s Secretary or Assistant Secretary certifying as to the incumbency, and authenticating the signatures of, officers executing this Agreement and certificates delivered hereunder on behalf of Seller, and certifying as to the adoption and continuing effect of appropriate resolutions authorizing Seller’s execution, delivery and performance of this Agreement and the Ancillary Agreements.

12.3 Ancillary Agreements. The Seller Ancillary Agreements duly executed by Seller.

12.4 Seller Non-Compete Agreement. The Seller Non-Compete Agreement duly executed by Seller and Knology, Inc. in substantially the form of Exhibit E (the “Seller Non-Compete Agreement”).

ARTICLE XIII

Buyer’s Deliveries at Closing

At the Closing, Buyer shall deliver the following to the Seller:

13.1 Cash Payment. The Cash Payment shall be delivered at the Closing in accordance with Section 4.2(b).

13.2 Bring-Down Certificate. A bring-down certificate executed by an executive officer of Buyer certifying that the conditions specified in Sections 9.1 and 9.2 have been satisfied.

13.3 Secretary’s Certificate. A certificate executed on behalf of Buyer by an authorized signatory of Buyer certifying as to the incumbency, and authenticating the signatures of, officers executing this Agreement and certificates delivered hereunder on behalf of Buyer, and certifying as to the adoption and continuing effect of appropriate resolutions authorizing Buyer’s execution, delivery and performance of this Agreement and the Ancillary Agreements.

13.4 Buyer Ancillary Agreements. The Buyer Ancillary Agreements duly executed by Buyer.

13.5 Seller Non-Compete Agreement. The Seller Non-Compete Agreement duly executed by Buyer.

ARTICLE XIV

Tax Matters

14.1 Filing of Returns. In connection with the preparation and filing of Tax Returns as of and after the Closing Date, Buyer and Seller shall cooperate and exchange information as reasonably required to accomplish the matters contemplated by this Article XIV.

14.2 Access to Books and Records. After the Closing Date, upon reasonable notice, and subject to Section 7.4 hereof, each Party will give to the representatives, employees, counsel and accountants of the other Party, access, during normal business hours, to records relating to periods prior to or including the Closing Date, and will permit such persons to examine and copy such records, in each case to the extent reasonably requested by the other Party in connection with and for the purpose of Tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes relating to the transfer of the System and any Acquired Assets (including such financial information and any receipts evidencing payment of Taxes as may be requested by Seller to substantiate any claim for Tax credits or refunds); provided, however, that nothing herein will obligate any Party to take actions that would unreasonably disrupt the normal course of its business or violate the terms of any Contract to which it is a party or to which any of its assets is subject. The Parties agree to maintain any Tax Records for a period of seven (7) years from the Closing Date; and without limiting the foregoing, Buyer agrees to retain and preserve all books and records pertaining to the operation of the System prior to the Closing Date, to the extent such books and records were transferred to Buyer, for a period of three (3) years after the Closing Date. Buyer may discard or destroy any such books and records, provided that Buyer shall so notify Seller and allow Seller, within thirty (30) days of such notification, to elect to take possession of such books and records. Seller and Buyer will cooperate with each other in the conduct of any Tax audit or similar proceedings involving or otherwise relating to the System or the Business (or the income therefrom or assets thereof) with respect to any Tax, and each will execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 14.2. and Section 14.3.

14.3 Indemnification for Taxes.

(a) In accordance with the provisions of Article III, and subject to Section 14.4 and Section 14.5, Seller agrees to indemnify and hold harmless Buyer, its Affiliates, successors and permitted assigns from and against any and all Indemnifiable Losses incurred or suffered by Buyer arising from (i) any Taxes (other than Taxes that are Assumed Liabilities) of Seller or its Affiliates or Taxes attributable to the operation of the

System or ownership of the Acquired Assets for all Tax periods (or portions thereof) ending on or prior to the Closing Date, (ii) any breach of the representations contained in Section 5.10(a), (iii) any breach of the covenant contained in Section 7.10 or (iv) the failure of Seller to perform any of the agreements or undertakings made by Seller in this Article XIV.

(b) In accordance with the provisions of Article III, and subject to Section 14.4 and Section 14.5, Buyer agrees to indemnify and hold harmless Seller, its Affiliates, successors and permitted assigns from and against any and all Indemnifiable Losses incurred or suffered by Seller arising from (i) any Taxes that are Assumed Liabilities of Buyer or its Affiliates or Taxes attributable to the operation of the System or ownership of the Acquired Assets for all Tax periods (or portions thereof) ending after the Closing Date, or (ii) the failure of Buyer to perform any of the agreements or undertakings made by Buyer in this Article XIV.

(c) Any Party seeking indemnification under this Article XIV (the “Tax Indemnitee”) shall give the other Party (the “Tax Indemnitor”) written notice of any audit, proposed adjustment or assessment, or proceeding by a Tax authority involving Taxes for which the Tax Indemnitee intends to seek indemnification no later than 20 business days after receipt of notice of such proceeding by the Tax Indemnitee; provided, however, that the failure of the Tax Indemnitee to so notify the Tax Indemnitor shall not preclude any indemnity hereunder unless and to the extent that such failure has materially and adversely affected the Tax Indemnitor’s contest rights with respect to the proceeding. At its cost, the Tax Indemnitor shall have the right to control and settle such proceeding; provided, however, that to the extent the Tax Indemnitor is not liable under this Article XIV for the entire amount of the Tax relating to such proceeding, at the Tax Indemnitee’s option, (i) the Tax Indemnitor shall have the right to control the proceeding at its cost and to settle such proceeding with the written approval of the Tax Indemnitee (which approval shall not be unreasonably withheld), (ii) the Tax Indemnitee shall have the right to control the proceeding at its cost and to settle such proceeding with the written approval of the Tax Indemnitor (which approval shall not be unreasonably withheld), or (iii) the Tax Indemnitor and Tax Indemnitee shall jointly control and share the cost and mutually agree on a settlement of such proceeding.

(d) Neither Party shall be entitled to indemnification relating to Taxes unless the claim for indemnification is asserted in writing within one year following the final determination of (including the expiration of the time to appeal) any audit examination, investigation or other proceeding relating to the Taxes for which indemnification is sought.

(e) Notwithstanding anything to the contrary in this Agreement, the obligations imposed by this Article XIV shall survive until the expiration of 60 days following the expiration of the applicable statute of limitations for assessment and collection of each Tax; provided, however, that in the event that a notice of claim for indemnity pursuant to this Article XIV is made during such period, indemnity with respect to such claim shall survive until such time as the claim is finally resolved.

14.4 Transaction Taxes. Notwithstanding any other provision in this Agreement, Buyer and Seller shall each pay 50% of any sales, use, stamp, transfer, documentary, registration, business and occupation and other similar taxes (including related penalties (civil or criminal), additions to tax and interest) imposed by any Governmental Entity with respect to the transfer of the System and any Acquired Assets to Buyer but not including any income, capital gains, gross profits or other similar taxes based on the income or receipts of such Party (“Transaction Taxes”), regardless of whether the Tax authority seeks to collect such taxes from Seller or Buyer. Buyer shall also be responsible for (i) administering the payment of such Transaction Taxes, (ii) defending or pursuing any proceedings related thereto, and (iii) paying any expenses related thereto. Seller shall give prompt written notice to Buyer of any proposed adjustment or assessment of any Transaction Taxes with respect to the transactions contemplated hereby and in the Ancillary Agreements. In any proceedings, whether formal or informal, Seller shall permit Buyer to participate in the defense of such proceeding with respect to such Transaction Taxes, and shall take all actions and execute all documents required to allow such participation.

14.5 Tax Prorations. Notwithstanding any other provision in this Agreement, as to the System and other Acquired Assets acquired by Buyer, Seller and Buyer shall apportion the liability for real and personal property taxes, ad valorem taxes, franchise fees or taxes or other similar periodic Taxes (“Periodic Taxes”) for all Tax periods including but not beginning or ending on the Closing Date (all such periods of time being hereinafter called “Proration Periods”). The Periodic Taxes described in this Section 14.5 shall be apportioned between Seller and Buyer as of the Closing Date, with Buyer liable for that portion of the Periodic Taxes equal to the Periodic Tax for the Proration Period multiplied by a fraction, the numerator of which is the number of days remaining in the Proration Period including and after the Closing Date, and the denominator of which is the total number of days covered by the Proration Period. Seller shall be liable for that portion of the Periodic Taxes for the Proration Period for which Buyer is not liable under the preceding sentence. Buyer and Seller shall pay or be reimbursed for real and personal property taxes (including instances in which such property taxes have been paid before the Closing Date) on this prorated basis. If a payment on a tax bill is due after the Closing, the Party that is legally required to make such payment shall make such payment and promptly forward an invoice to the other Party for its pro rata share, if any. If the other Party does not pay the invoice within 30 calendar days of receipt, the amount of such payment shall bear interest at the rate of 6% per annum. The Party responsible for paying a Tax described in this Section 14.5 shall be responsible for administering the payment of (and any reimbursement for) such Tax. For purposes of this Section 14.5, the Proration Period for ad valorem taxes and real and personal property taxes shall be the fiscal period for which such taxes were assessed by the Tax jurisdiction.

14.6 Tax Refunds. Any Tax refunds (including any interest related thereto) received by Buyer, its Affiliates or successors relating to Tax periods (or portions thereof) ending on or prior to the Closing Date shall be for the account of Seller, and Buyer shall pay over to Seller any such amount within 5 business days of receipt thereof. Buyer shall, if Seller so reasonably requests and at Seller’s direction and expense, file or cause its Affiliates to file for and obtain any Tax refunds with respect to Tax periods or portions thereof ending prior to the Closing Date.

ARTICLE XV

Indemnification

15.1 Survival of Representations, Warranties and Covenants.

(a) All covenants in this Agreement shall survive the Closing and remain in full force and effect indefinitely (unless any such covenant by its terms terminates as of an earlier date). The representations and warranties contained in Section 5.1, Section 5.2, Section 5.15, Section 6.1, Section 6.2 and Section 6.7 (collectively, the “Transactional Reps”) shall survive the Closing and remain in full force and effect indefinitely. Except as otherwise provided in this Agreement, each of the other representations and warranties contained in Article V and Article VI shall survive the Closing and remain in full force and effect until the date which is eighteen (18) months following the Closing Date, at such time such representations and warranties will terminate without further action, except for (i) the representations and warranties in Section 5.3, 5.9 and 5.14 (the “Special Reps”), which Special Reps shall survive the Closing and remain in full force and effect until the date which is thirty (30) months following the Closing Date, at which time such Special Reps will terminate without further action, and (ii) the representations and warranties in the penultimate sentence of Section 5.6 which shall survive the Closing and remain in full force and effect until the date which is four (4) years following the Closing Date, at which time, such representations and warranties will terminate without further action (each date of termination, as applicable, an “Expiration Date”).

(b) This Article XV will survive any termination of this Agreement and the indemnification contained in this Article XV will survive the Closing and shall remain in effect:

(i) indefinitely, with respect to any indemnifiable claim related to the breach of any covenant or the breach of any Transactional Rep;

(ii) indefinitely, with respect to any indemnifiable claim arising under or related to Indemnifiable Losses pursuant to Sections 15.2(a)(iii) or Sections 15.2(b)(iii); and

(iii) until the applicable Expiration Date for any indemnifiable claims that are not specified in Sections 15.1(b)(i) and 15.1(b)(ii).

Unless a claim for indemnification with respect to any alleged breach of any representation or warranty is asserted by notice given as herein provided that identifies a particular breach and the underlying facts relating thereto, which notice is given on or prior to the applicable Expiration Date, if any, such claim may not be pursued and is irrevocably waived after such time. Without limiting the generality or effect of the foregoing sentence, no claim for indemnification with respect to any representation or warranty will be deemed to have been properly made except (i) to the extent it is based upon a Third Party Claim, such indemnification claim is made or brought on or prior to the applicable Expiration Date, if any, for such representation or warranty or (ii) to the extent based on Indemnifiable Losses incurred by an

Indemnitee, such indemnification claim is made or brought on or prior to the applicable Expiration Date, if any, for such representation or warranty. For purposes of clarity, claims asserted in writing before the applicable Expiration Date, if any, for such representation or warranty shall be deemed timely made regardless of whether litigation or arbitration proceedings are commenced by such date. Notwithstanding anything to the contrary in this Agreement, if either party makes a claim for indemnification in writing and in accordance with the terms of this Agreement with respect to any alleged breach under Section 15.2(a)(i) or Section 15.2(b)(i) on or prior to the applicable Expiration Date, if any, as provided by Section 15.1(a), the indemnification contained in this Article XV with respect to such claim shall remain in effect for so long as the Indemnitee suffers Indemnifiable Losses as the result of such claim.

15.2 Indemnification.

(a) Following the Closing, and subject to the other sections of this Article XV, Seller will indemnify, defend and hold harmless Buyer and its Affiliates and their respective directors, officers, and agents from and against all Indemnifiable Losses, relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations and warranties made by Seller in Article V of this Agreement;

(ii) a breach by Seller of any covenant or agreement of Seller contained in this Agreement; provided, however, that any claim for a pre-Closing breach by Seller of a covenant or an agreement contained in this Agreement must be brought by Buyer within 18 months after the Closing Date; and

(iii) any of the Excluded Liabilities.

(b) Following the Closing, and subject to the other sections of this Article XV, Buyer will indemnify, defend and hold harmless Seller and its Affiliates and their respective directors, officers and agents from and against all Indemnifiable Losses relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations or warranties made by Buyer in Article VI of this Agreement,

(ii) a breach by Buyer of any covenant or agreement of Buyer contained in this Agreement; provided, however, that any claim for a pre-Closing breach by Buyer of a covenant or an agreement contained this Agreement must be brought by Seller within 18 months after the Closing Date; and

(iii) any of the Assumed Liabilities.

(c) Payments made under Article XIV or this Section 15.2 shall be treated by Buyer and Seller as purchase price adjustments and Buyer and Seller shall file all Tax Returns consistent with such treatment. Notwithstanding anything to the contrary contained herein, Buyer and Seller shall not be indemnified or reimbursed for any Tax consequences arising from the receipt or accrual of an indemnity payment hereunder including any Tax consequences arising from adjustments to the basis of any asset resulting from an adjustment to the Cash Payment, or any additional or reduced Taxes resulting from any such basis adjustment. As between Buyer and Seller, upon the settlement or resolution of any claim for indemnification by Buyer while funds remain on deposit in the Post-Closing Escrow, Buyer and Seller agree to provide joint written instructions to the Escrow Agent regarding the disbursement of funds to the applicable Party, all in accordance with the Escrow Agreement.

15.3 Limitations on Liability.

(a) For purposes of this Agreement:

(i) “Indemnification Payment” means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement,

(ii) “Indemnitee” means any Person or entity entitled to indemnification under this Agreement,

(iii) “Indemnifying Party” means any Person or entity required to provide indemnification under this Agreement, and

(iv) “Indemnifiable Losses” means any losses, liabilities, damages, costs, assessments, fines, interest, penalties, deficiencies and other obligations and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) actually incurred in connection with any actual or threatened (provided that any such threats are in writing) actions, suits, demands, assessments, judgments and settlements, in any such case (x) reduced by the amount of insurance proceeds actually recovered from any Person or entity with respect thereto and (y) excluding any such losses, liabilities, damages, costs and expenses to the extent that the underlying liability or obligation is the result of the gross negligence or willful misconduct of the Indemnitee.

(b) As between Seller and any Affiliate of Seller, on the one hand, and Buyer and any Affiliate of Buyer, on the other hand, the remedies, rights and obligations set forth in this Article XV, Section 14.3 (Indemnification for Taxes), and Sections 11.2 and 11.3 (Termination) will be the exclusive monetary remedy with respect to the liabilities and obligations referred to in Section 15.2(a) and 15.2(b), except with respect to matters of fraud. Without limiting the foregoing, as a material inducement to entering into this Agreement, to the fullest extent permitted by Law, each of the Parties waives any claim or cause of action that it otherwise might assert with respect to liabilities and obligations referred to in Section 15.2(a) and 15.2(b), except for claims or causes of action brought under and subject to the terms and conditions of this Article XV, Section 14.3 (Indemnification for Taxes), and Sections 11.2 and 11.3 (Termination).

(c) Except as provided by Section 15.7 and except for claims relating to (i) breaches with respect to the Transactional Reps, (ii) breaches with respect to the covenants under this Agreement, (iii) the Excluded Liabilities and (iv) the Assumed Liabilities, notwithstanding any other provision of this Agreement or of any applicable

Law, no Indemnitee will be entitled to indemnification for a claim against an Indemnifying Party for any Indemnifiable Losses until the aggregate amount of Indemnifiable Losses incurred by such Indemnitee exceeds $50,000 (all amounts up to and including such amount, the “Basket Amount”); provided however, that in the event the aggregate amount of Indemnifiable Losses incurred by such Indemnitee exceeds the Basket Amount, then the Indemnifying Party shall not be liable for the Basket Amount but shall be liable for the Indemnifiable Losses incurred by such Indemnitee that exceed the Basket Amount, subject to Section 15.3(d).

(d) Except as provided by Section 15.7 and except for claims relating to (i) breaches with respect to the Transactional Reps, (ii) breaches with respect to covenants under this Agreement, (iii) the Excluded Liabilities and (iv) the Assumed Liabilities, notwithstanding any other provision of this Agreement, the aggregate indemnification obligations of Seller under Section 15.2(a) or Buyer under Section 15.2(b), as the case may be (each an “Indemnification Amount”), shall not exceed an amount equal to the Post-Closing Escrow (the “General Cap Limitation”); provided, however, that the Indemnification Amount with respect to claims relating to breaches of the Special Reps shall not exceed an amount equal to twenty-five percent (25%) of the Cash Payment (the “Special Cap Limitation”); provided, further, however, that the Indemnification Amount with respect to claims relating to breaches of the representation made in the penultimate sentence of Section 5.6 shall not be subject to the General Cap Limitation or the Special Cap Limitation but shall not exceed an amount equal to the Cash Payment.

(e) No Indemnifying Party shall be liable to or obligated to indemnify any Indemnitee hereunder for any punitive or exemplary damages, or any special or multiple damages, except to the extent such damages have been recovered by a third person (including a Governmental Entity) and are the subject of a Third Party Claim for which indemnification is available under this Article XV.

(f) Seller and Buyer shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party hereunder.

15.4 Defense of Claims.

(a) If any Indemnitee receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Third Party (a “Third Party Claim”) against such Indemnitee, with respect to which an Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) calendar days after receipt of notice of such Third Party Claim; provided, however, that the failure of the Indemnitee to so notify the Indemnifying Party shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article XV to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). Upon receipt of notification of a Third Party Claim, the Indemnifying Party shall be entitled, upon written notice to the Indemnitee, to assume the investigation and defense thereof; provided, however, that the Indemnifying Party shall not have the right to control the defense unless and until the Indemnifying Party agrees in writing to indemnify the Indemnitee with respect to such Third Party Claim, subject to the applicable limitations set forth herein. Whether or not the Indemnifying Party elects to assume the investigation and defense of any Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in the investigation and defense thereof; provided, however, that the Indemnitee shall pay the fees and disbursements of such separate counsel unless (i) the employment of such separate counsel has been specifically authorized in writing by the Indemnifying Party, (ii) the Indemnifying Party has failed to assume the defense of such Third Party Claim within a reasonable time after receipt of notice thereof and in accordance with Section 15.4(a), or (iii) the named parties to the proceeding in which such claim, demand, action or cause of action has been asserted include both the Indemnifying Party and such Indemnitee and, in the reasonable judgment of counsel to such Indemnitee, there exists one or more defenses that may be available to the Indemnitee that are not available to or are in conflict with those available to the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the fees and disbursements of more than one counsel for all Indemnified Parties in connection with any one proceeding or any similar or related proceedings arising from the same general allegations or circumstances. Without the prior written consent of the Indemnitee, the Indemnifying Party will not enter into any settlement of any Third Party Claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee unless such settlement includes as an unconditional term thereof the release of the Indemnitee from all liability in respect of such Third Party Claim. If a settlement offer solely for money damages is made by the applicable third party claimant (which offer provides for a full and unconditional release of the Indemnitee), and the Indemnifying Party notifies the Indemnitee in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnitee, the Indemnitee may continue to contest such claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the Indemnitee declined to accept plus the Indemnifiable Losses of the Indemnitee relating to such Third Party Claim through the date of its rejection of the settlement offer or (B) the aggregate Indemnifiable Losses of the Indemnitee with respect to such claim.

(b) Any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after the incurrence thereof, provided, however, that the failure of the Indemnitee to notify the Indemnifying Party shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article XV to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). The Indemnifying Party will have a period of 30 calendar days within which to respond in writing to such claim. If the Indemnifying Party does not so respond within such 30 calendar day period, the

Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Article XV.

(c) If, after the making of any Indemnification Payment, the amount of the Indemnifiable Loss to which such payment relates is reduced by actual recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other entity, the amount of such reduction (less any costs, expenses, premiums or Taxes incurred in connection therewith) will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any Indemnification Payment, the Indemnifying Party will, to the extent of such Indemnification Payment, be subrogated to all rights of the Indemnitee against any third party that is not an Affiliate of the Indemnitee in respect of the Indemnifiable Loss to which the Indemnification Payment relates; provided that (i) the Indemnifying Party shall then be in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss, and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, all claims of the Indemnifying Party against any such third party on account of said Indemnification Payment will be subrogated and subordinated in right of payment to the Indemnitee’s rights against such third party. Without limiting the generality or effect of any other provision of this Article XV, each such Indemnitee and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

(d) The Indemnifying Party shall, upon presentation of appropriate invoices containing reasonable detail, reimburse the Indemnitee for all expenses incurred in connection with any Third Party Claim, as such expenses are incurred by such Indemnitee; provided, however, that such expenses shall be refunded to the extent that such expenses arose primarily from the gross negligence, bad faith or willful misconduct of such Indemnitee.

15.5 No Indemnifiable Claims Resulting From Governmental Entity Action. Buyer has no indemnifiable or otherwise compensable claim that any of Seller’s representations or warranties in Article V is inaccurate, or that any covenant or agreement has been breached, if such claim is predicated on any new Law or any action or order enacted or taken by a Governmental Entity after the Closing and that is effective retroactively for periods of time prior to the Closing; provided that Seller had no Knowledge of such Law, action or order prior to the Closing.

15.6 Infringement.

(a) Notwithstanding anything in this Agreement to the contrary, Seller shall have no obligation to defend, indemnify or hold harmless Buyer or any of its Affiliates from damages, costs or expenses resulting from any obligation, suit or proceeding based upon any claim that any activity subsequent to the Closing Time engaged in by Buyer, a customer of Buyer’s or anyone claiming under Buyer constitutes direct or contributory infringement, misuse or misappropriation of or inducement to infringe any Third Party

Intellectual Property; provided, that to Seller’s Knowledge, there was no such infringement, misuse or misappropriation prior to the Closing.

(b) Buyer shall defend, indemnify and hold harmless Seller and any of its Affiliates from and against any and all Indemnifiable Losses resulting from any obligation, proceeding or suit based upon any claim alleging or asserting direct or contributory infringement, misuse or misappropriation of or inducement to infringe by, Seller or any of its Affiliates of any Third Party Intellectual Property to the extent that such claim is based on, or would not have arisen but for, activity conducted or engaged in subsequent to the Closing Time by Buyer, a customer of Buyer’s or anyone claiming under Buyer.

15.7 Inapplicability to Taxes. This Article XV shall not apply with respect to Tax matters, including indemnification of the Parties for Taxes, which liability shall be governed by Article XIV hereof.

ARTICLE XVI

Employee Matters

16.1 Employment Information. [*]

16.2 Buyer’s Offers. [*] Nothing in this Agreement shall create, or shall be construed to create, an obligation on behalf of Buyer to hire any Employee or New Employee or an obligation of Seller to continue to employ an Employee or New Employee from the date of this Agreement until the Closing, and no Employee or New Employee shall be a third party beneficiary of this Agreement.

16.3 Employment Status. [*]

ARTICLE XVII

Miscellaneous

17.1 Expenses. Except as otherwise expressly provided for elsewhere in this Agreement, each Party hereto shall pay its own expenses and costs relating to the negotiation, execution and performance of this Agreement. Except as provided in Section 7.6 and Section 8.1, Seller and Buyer shall each bear all of its cost and expense incurred in securing the appropriate Consents in respect of the assignment of the Acquired Contracts.

17.2 Governing Law. This Agreement shall be governed by the Laws of the State of Delaware regardless of the Laws that might otherwise govern under applicable conflicts of law principles. Buyer and Seller irrevocably submit to the exclusive jurisdiction of any Delaware state court and any United States Federal court located in Delaware (collectively the “Delaware Courts”) for the purposes of any suit, action or other proceeding arising out of this Agreement or any of the Ancillary Agreements or any transaction contemplated hereby or thereby. Buyer and Seller further agree that service of any process, summons or notice at the addresses set forth in

Section 17.3 shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which they have submitted to jurisdiction as set forth above. Buyer and Seller irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby in the Delaware Courts and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Except to the extent required to enforce any order (including any order for injunctive relief, award or judgment of or by the Delaware Courts), Buyer and Seller agree not to pursue any legal action against the other Party in respect of the transactions contemplated hereby or by the Ancillary Agreements or in any manner related thereto other than in the Delaware Courts.

17.3 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when personally delivered by hand, by overnight courier (such as FedEx) or transmitted by facsimile or (ii) five days after having been mailed, certified or registered mail, with postage prepaid addressed as follows (or to such other person or address as the Party to receive such notice may have designated from time to time by notice in writing pursuant hereto):

If to Seller:
Knology Broadband of California, Inc. 1241 O.G. Skinner Drive West Point, Georgia 31833 Attn: General Counsel Fax Number: (706) 645-0148
With a copy to:
Morris, Manning & Martin, LLP 3343 Peachtree Road, N.E. 1600 Atlanta Financial Center Atlanta, Georgia 30326 Attn: Terresa R. Tarpley, Esq. Fax Number: (404) 365-9532
If to Buyer:
Orange Broadband, Inc. 14661 Rudolph Dadey Drive Charlotte, North Carolina 28277 Attn: William A. Schuler Fax Number: (704) 543-9087
With a copy to:
Edwards & Angell, LLP 101 Federal Street Boston, MA 02110 Attn: Stephen O. Meredith, Esq. Fax Number: (888) 325-9120

17.4 Definition of Agreement. Unless the context clearly otherwise requires, as used herein, the term “Agreement” means this Agreement and the Schedules and Exhibits hereto, and the Schedules are hereby incorporated herein by this reference. The words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, paragraph or other subdivision.

17.5 Headings, Gender. The headings to Articles and Sections of this Agreement are for reference only and shall not be used in construing or interpreting the provisions hereof or otherwise affect the meaning hereof. The use of the neuter pronoun “it” shall also refer to, as appropriate, the masculine and/or feminine gender. The use of the singular herein shall, where appropriate, be deemed to include the plural and vice versa.

17.6 Counterparts; Third Party Beneficiaries. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. No provision of this Agreement, other than as expressly provided in the indemnification provisions of Articles XIV and XV, is intended to (i) confer upon any Person other than the Parties hereto and their successors and permitted assigns, any rights or remedies hereunder, (ii) relieve or discharge the obligation or liability of any third party or (iii) give any third party any right of subrogation or action against Seller or Buyer.

17.7 Modifications. Any modification, amendment or waiver of or with respect to any provision of this Agreement or any agreement, instrument or document delivered pursuant hereto shall not be effective unless it shall be in writing and signed by Seller and Buyer and shall designate specifically the terms and provisions so modified.

17.8 Schedules. Any matter disclosed on any particular Schedule hereto shall be deemed to be disclosed on any other Schedule hereto if a cross-reference is made to such matter on such other Schedule.

17.9 Assignment and Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but (except as provided for in this Section 17.9) neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the others. Notwithstanding the previous sentence, any Party may assign this Agreement or any Ancillary Agreement, or any interest herein or therein, (a) in connection with a change of control, merger or reorganization of such Party or a sale of all or substantially all of such Party’s stock, membership interests or assets or (b) to any Affiliate of such Party, provided that the assignee of such Party agrees in writing to be bound by the provisions of this Agreement. For the sake of clarity, and without limitation, Buyer and its permitted transferees may transfer the obligation to purchase the System and any Ancillary Agreement to any direct subsidiary of Buyer, provided that such transferee agrees in writing to be bound by the provisions of this Agreement and any applicable Ancillary Agreement. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, their respective successors and assigns.

17.10 Public Announcements. Except for communications by Seller to customers of the Business and contemplated by Section 7.2(h), and subject to Section 7.4, Seller and Buyer will consult with each other before issuing or prior to the issuance by any Affiliate of, and will provide each other the opportunity to review and comment upon, any press release or other public statements (or relevant portions thereof) relating to the transactions contemplated by this Agreement and shall not issue, and shall ensure that their respective Affiliates shall not issue, any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The obligations contained in this Section 17.10 shall be the exclusive obligations of the Parties with respect to the confidentiality of the terms and conditions of this Agreement and such matters shall not be subject to the Non-Disclosure Agreement (which shall otherwise remain in full force and effect).

17.11 Right to Specific Performance. The Parties acknowledge that the unique nature of the transactions contemplated by this Agreement may render money damages an inadequate remedy for the breach by either Party of its obligations under this Agreement, provided that Seller acknowledges that Buyer’s forfeiture of the Deposit to Seller under the terms of Section 11.3 shall constitute liquidated damages and Seller’s sole remedy with respect to the breaches by Buyer that resulted in Buyer’s forfeiture of the Deposit to Seller. Each Party agrees that in the event of such breach, (i) the non-breaching Party may, upon proper action instituted by it, be entitled to seek a decree of specific performance of this Agreement, and (ii) such rights are cumulative and in addition to any other remedy to which the Parties may be entitled at law or equity.

17.12 Bulk Sales Laws. Buyer and Seller waive compliance with applicable Laws under any version of Article 6 of the Uniform Commercial Code adopted by any state or any similar Law relating to the sale of inventory, equipment or other assets in bulk in connection with the sale of the System.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties, acting through their duly authorized representatives, have executed this Asset Purchase Agreement as of the date first above written.

KNOLOGY BROADBAND OF CALIFORNIA, INC.

By:	/s/ ROBERT K. MILLS
Name:	Robert K. Mills
Title:	Chief Financial Officer

ORANGE BROADBAND, INC.

By:	/s/ WILLIAM A. SCHULER
Name:	William A. Schuler
Title:	President and Chief Executive Officer

Counterpart Signature Page to Asset Purchase Agreement